2002 Report To Shareholders




Sun
Bancorp, Inc.



2002 Selected Financial Data

At or for the Years Ended December 31,	2002	2001	2000	1999	1998
(Dollars in thousands, except per share amounts)					
Selected Balance Sheet Data:					
Assets	**$2,112,172**	$1,929,425	$2,002,529	$1,980,861	$1,515,404
Cash and investments	**800,425**	739,201	848,421	948,898	739,274
Loans receivable (net)	**1,217,008**	1,089,605	1,031,844	901,211	690,002
Deposits	**1,690,462**	1,572,338	1,410,867	1,291,326	1,025,398
Borrowings and securities sold under agreements to repurchase	**205,280**	160,096	407,279	528,752	337,665
Guaranteed preferred beneficial interest in Company's subordinated debt	**59,274**	57,327	57,327	57,838	58,650
Shareholders' equity	**145,623**	129,960	117,634	91,104	78,333
Selected Results of Operations Data:					
Interest income	**$ 112,894**	$ 126,825	$ 150,656	$ 114,254	$ 82,789
Net interest income	**65,038**	56,758	61,248	53,174	37,695
Provision for loan losses	**4,175**	7,795	2,580	1,989	2,133
Net interest income after provision for loan losses	**60,863**	48,963	58,668	51,185	35,562
Non-interest income	**13,178**	10,516	8,183	9,751	7,400
Non-interest expense	**58,965**	57,695	54,447	46,955	30,447
Net income	**10,378**	1,328	8,780	9,714	8,784
Per Share Data:					
Net earnings					
Basic (1)	**$ 0.86**	$ 0.12	$ 0.82	$ 0.98	$ 1.12
Diluted (1)	**$ 0.83**	$ 0.12	$ 0.81	$ 0.91	$ 0.99
Book value	**$ 13.02**	$ 11.73	$ 10.91	$ 8.57	$ 9.01
Selected Ratios:					
Return on average assets (1)	**0.50%**	0.07%	0.43%	0.58%	0.75%
Return on average equity (1)	**7.63%**	1.05%	8.85%	11.08%	14.29%
Ratio of equity to assets	**6.55%**	6.42%	5.87%	4.60%	5.17%
Other Data and Ratios (1) (2):					
Cash basis earnings per share:					
Basic	**$ 1.11**	$ 0.60	$ 1.31	$ 1.41	$ 1.45
Diluted	**$ 1.07**	$ 0.59	$ 1.28	$ 1.31	$ 1.28
Cash basis:					
Return on average assets	**0.63%**	0.33%	0.69%	0.84%	0.97%
Return on average equity	**9.65%**	5.14%	14.10%	15.89%	18.49%

(1) Beginning in 2002, new accounting standards eliminated the amortization of goodwill, which is included in previous years' net earnings and returns. See Note 2 of the Notes to Consolidated Financial Statements contained herein for further discussion.

(2) The Company's cash basis data and ratios are determined by adding back to reported GAAP net income the non-cash amortization of intangible assets, net of associated tax benefits. See Management's Discussion and Analysis of Financial Condition for the reconciliation from reported results to cash basis data and ratios.



To Our Shareholders and Friends

Fast Forward 2002

Sun Bancorp, Inc. achieved significant progress during 2002 in both our financial performance and the continued evolution of the Bank to become the Premier Community Bank in every community we serve.



2002 – A Year of Accelerated Progress

Despite unprecedented economic turmoil which severely tested the banking community, Sun National Bank successfully met the challenge. Our financial results reflected a year of growth with measured and consistent progress toward our goal of reaching the level of performance expected of a high performing bank. These results reflect the impact of decisions made in our transitional year of 2001 and the continued investments in technology and people.

Net income for the year ended December 31, 2002 was $10.4 million or $.83 per share compared to $1.3 million or $.12 per share in 2001. Total assets at December 31, 2002 of $2.1 billion increased 9.5% or $183 million over December 31, 2001. We have accomplished our goal of repositioning our balance sheet over the past two years while, at the same time, growing our core businesses.

Loan and deposit growth continue to validate our relationship banking strategy which is driven by our outstanding staff of experienced bankers. Total gross loans increased to $1.23 billion at December 31, 2002, an increase of $130.5 million or 11.8% over December 31, 2001 in difficult market and economic conditions.

Total deposits increased year to year $118.1 million or 7.5% with total core deposits increasing $199.3 million or 18.5%. Core deposits now represent 75.6% of total deposits at December 31, 2002.

Credit quality and credit risk evaluation continue to be core factors in our ongoing success. Our aggressive monitoring facilitates the early recognition of potential problems, enabling us to identify solutions early when they can be most effectively addressed. Our allowance for loan losses increased to $16.4 million or 1.33% of loans at December 31, 2002 compared to $13.3 million or 1.21% of loans at December 31, 2001.

Our overall balance sheet strategy continues to focus on the management of the Company's interest rate risk profile, liquidity and capital. We prudently evaluate all of our risks through an enterprise risk management system that was implemented during 2002. Our goal is to continually enhance shareholder value. Book value per share increased 11% to $13.02 at December 31, 2002 from $11.73 at December 31, 2001.

CHANGE IS THE WATCHWORD AT SUN NATIONAL BANK

The pace of change in 2002 at Sun National Bank accelerated as a number of initiatives, begun the previous year, reached conclusion and a multitude of new initiatives were started. We are reshaping the Bank into a customer-centric organization driven by local decision making able to meet the needs of the business community and our consumer customers and prospects. This effort continues across the entire organization and we are beginning to reap the benefits.

Branch rationalization is at the forefront of our strategy as we consolidated one branch and expanded in Mercer County with the opening of a branch in Pennington as well as a Regional Banking Headquarters and branch in West Windsor, which also houses our first consumer loan express center. This activity is expected to accelerate in 2003 as we refine our delivery network. We expect to consummate transactions in the first half of 2003 impacting our first group of branches - followed by a second group by the end of the year.

Marketing and product initiatives during the year included the introduction of a new business money market relationship account with tiered interest rate levels and the Sun Express business line of credit with guaranteed same-day approval. In addition, a strategic partnership was formed with MBNA America offering both consumer and business customers a highly competitive Sun National Bank credit card. We will continue to develop and offer innovative and competitive products both in anticipating and responding to our customers' needs.

Sun National Bank's belief that "What is good for the community is good for the bank," and our commitment to this basic tenet, are reflected in our numerous community initiatives. Sun National Bank encourages each employee to give an hour a week to their community endeavor of choice as we continue to incorporate a spirit of giving and caring across the organization.

2003 - THE CHALLENGE CONTINUES

Starting in 2001, Sun National Bank began its transition to becoming the Premier Community Bank in every community we serve. The realization of this endeavor will be validated by the marketplace. While we continue to be pleased with the reception of the new Sun National Bank, we understand we still have much to achieve before being considered a high performing bank. 2002 saw us make progress in reaching the levels of performance we expect of this institution. Our entire team is committed to this goal. We believe our geographic footprint provides continued opportunity and we are confident our staff will capitalize on these opportunities. We appreciate and welcome the support of our employees, our customers, the communities we serve, our shareholders and friends.

We would also like to acknowledge the contributions of Tim Wilmott who resigned from the Board of Directors as a result of his professional promotion and relocation.

On March 19, 2003 the Company declared a five percent common stock dividend payable on April 21, 2003 to shareholders of record on April 7, 2003, representing the eighth consecutive year in which the Board of Directors has declared a stock dividend.

Just a note in closing... corporate America has a spotlight on its corporate governance practices since the passage of the Sarbanes-Oxley Act of 2002. We want you, our shareholders and prospective investors, to know that your Board of Directors and the management at Sun Bancorp and Sun National Bank take our fiduciary responsibility very seriously and follow the highest standards of business ethics and governance. We are confident these standards ensure the integrity and reliability of our financial information.

Sincerely,

Bernard A. Brown
Chairman of the Board

Thomas A. Bracken
President and Chief Executive Officer


5 Regional Banking Groups

Local lenders with local decision-making authority... 75 local Community Banking Centers staffed by local residents focused on building lasting relationships with local customers in local communities...

It's all about relationships customers *value*.

Relationships are the future of Sun.

Hunterdon
Somerset
Holland
Middlesex
Hopewell
Rocky Hill
Kendall Park
Pennington
Lawrenceville
Forrestal Village
West Windsor
Red Bank
Eatontown
Ewing
Mercer
Trenton
Hightstown
Chambersburg
Hamilton
Monmouth
Freehold
Howell
Philadelphia
Florence
Jackson
Manasquan
Riverside
Philadelphia
Lenola Road
Browns Mills
Whiting
Toms River
Merchantville
Marlton
Ocean
Cherry Hill (2)
Lanoka Harbor
Medford
Somerdale
Talleyville
Wilmington (3)
Beckett
Lindenwold
Burlington
Barnegat
Gloucester Twp.
Gloucester
Camden
Newark
Manahawkin
New Castle
Long Beach Island
New Castle
Carney's Point
Tuckerton
Bear
Hammonton
Mystic Island
Woodstown
Delaware City
Salem
Salem
Weymouth
Atlantic
Cumberland
Brigantine
Atlantic City
Ventnor
Vineland
East Vineland
Heathercroft
Bridgeton
Linwood
Millville (3)
Somers Point
Tuckahoe
Marmora
Port Norris
Greenfield
Sea Isle
Cape May
Cape May Court House
North Wildwood
Wildwood Crest
Cape May

2002 Report to Shareholders

Financial Condition and Results of Operations


Sun
Bancorp, Inc.

Management's Discussion and Analysis of Financial Condition and Results of Operations

(All dollar amounts presented in the tables, except per share amounts, are in thousands)

OVERVIEW

Sun Bancorp, Inc. (the "Company") is a bank holding company headquartered in Vineland, New Jersey. The Company's principal subsidiary is Sun National Bank (the "Bank"). At December 31, 2002, the Company had total assets of $2.1 billion, total deposits of $1.7 billion and total shareholders' equity of $145.6 million. The Company's principal business is to serve as a holding company for the Bank. As a registered bank holding company, the Company is subject to the supervision and regulation of the Board of Governors of the Federal Reserve System (the "Federal Reserve").

Through the Bank, the Company provides consumer and business banking services through five regional banking groups and 75 community banking centers located in 13 counties in Southern and Central New Jersey, in the contiguous New Castle County market in Delaware, and in Philadelphia, Pennsylvania. Through local management personnel with community knowledge, each regional banking group is comprised of three functional business lines, commercial, small business and community banking that are empowered with localized decision-making to better serve their communities.

The Bank offers comprehensive lending, depository and financial services to its customers and marketplace. The Bank's lending services to businesses include commercial, commercial real estate, and small business loans. The Bank's commercial deposit services include business checking accounts, and cash management services such as electronic banking, sweep accounts, lock box services, Internet banking, PC banking and controlled disbursement services. The Bank's lending services to retail customers include home equity loans, residential mortgage loans, and installment loans. The Bank funds these lending activities primarily through retail deposits, repurchase agreements with customers and advances from the Federal Home Loan Bank. The Bank's retail deposit services include checking accounts, savings accounts, money market deposits, certificates of deposit and individual retirement accounts. Through a third-party arrangement, the Bank also offers mutual funds, securities brokerage, annuities and investment advisory services. The Bank also offers equipment leasing and SBA loans and is a designated Preferred Lender with the New Jersey Economic Development Authority.

The Bank made significant progress in 2002 and management believes that the Bank is positioned to become a top performing regional community bank. Difficult economic times for the banking industry during 2002 were compounded by record low rates and shrinking margins that tested balance sheets and portfolios. The Bank not only weathered these challenges but also saw the success of its repositioning strategy improve performance across the Company. The Bank's regionalized and relationship banking approach combined with basic banking fundamentals are reflected by the improved performance in growth of loans, deposits and non-interest income.

The following discussion focuses on the major components of the Company's operations and presents an overview of the significant changes in the results of operations for the past three years and financial condition during the past two fiscal years. This discussion should be reviewed in conjunction with the Consolidated Financial Statements and notes thereto presented elsewhere in this Annual Report.

RESULTS OF OPERATIONS

Net income for the year ended December 31, 2002 was $10.4 million, or $0.83 per share, in comparison to $1.3 million, or $0.12 per share for the year ended December 31, 2001. As more fully described below, the 681.5% increase in net income was attributable to an increase in net interest income of $8.3 million, a decrease in provision for loan losses of $3.6 million, an increase in non-interest income of $2.7 million and the elimination of goodwill amortization during 2002 of $3.6 million. These increases to net income were partially offset by an increase in non-interest expense of $970,000 and an increase in income tax expense of $4.5 million compared to the results of operations for 2001.

Net income for the year ended December 31, 2001 was $1.3 million, or $0.12 per share, in comparison to $8.8 million, or $0.81 per share for the year ended December 31, 2000. The decrease in net income was attributable to a decrease in net interest income of $4.5 million, an increase in provision for loan losses of $5.2 million and an increase in non-interest expense of $3.5 million. These decreases to net income were partially offset by an increase in non-interest income of $2.3 million and a decrease in income tax expense of $3.5 million.

Net Interest Income. Net interest income is the most significant component of the Company's income from operations. Net interest income is the difference between interest earned on interest-earning assets (primarily loans and investment securities) and interest paid on interest-bearing liabilities (primarily deposits and borrowed funds). Net interest income depends on the volume and interest rate earned on interest-earning assets and the volume and interest rate paid on interest-bearing liabilities.



The following table sets forth a summary of average daily balances with corresponding interest income and interest expense as well as average yield and cost information for the periods presented.

Years Ended December 31,	2002			2001			2000		
	Average Balance	Interest	Avg. Yield/ Cost	Average Balance	Interest	Avg. Yield/ Cost	Average Balance	Interest	Avg. Yield/ Cost
Loans receivable (1), (2):									
Commercial and industrial	$ 991,715	$ 70,134	7.07%	$ 882,464	$ 71,866	8.14%	$ 824,669	$ 73,834	8.95%
Home equity	32,756	1,651	5.04	23,847	1,956	8.20	25,370	2,621	10.33
Second mortgage	51,751	3,874	7.49	41,847	3,392	8.11	31,054	2,553	8.22
Residential real estate	50,542	3,384	6.70	53,572	3,985	7.44	52,122	4,171	8.00
Installment	55,508	4,779	8.61	60,118	5.401	8.98	54,106	5,174	9.56
Total loans receivable	1,182,272	83,822	7.09	1,061,848	86,600	8.16	987,321	88,353	8.95
Investment securities (3)	682,433	29,346	4.30	692,927	39,423	5.69	893,268	62,661	7.01
Interest-bearing deposit with banks	10,318	88	0.85	12,013	323	2.69	5,095	417	8.18
Federal funds sold	44,891	703	1.57	39,388	1,468	3.73	8,779	595	6.78
Total interest-earning assets	1,919,914	113,959	5.94	1,806,176	127,814	7.08	1,894,463	152,026	8.02
Non-interest-earning assets:									
Cash and due from banks	60,705			62,837			62,443		
Bank properties and equipment	28,634			28,865			30,570		
Goodwill and intangible assets	40,076			49,071			57,039		
Other assets, net	28,366			17,746			(4,625)		
Total non-interest-earning assets	157,781			158,519			145,427		
Total assets	$2,077,695			$1,964,695			$2,039,890		
Interest-bearing deposit accounts:									
Interest-bearing demand deposits	$ 584,808	10,789	1.84	$ 431,196	12,412	2.88	$ 336,773	12,321	3.66
Savings deposits	314,208	6,821	2.17	214,849	5,929	2.76	154,091	3,418	2.22
Time deposits	449,438	17,493	3.89	593,352	33,917	5.72	643,971	37,310	5.79
Total interest-bearing deposits	1,348,454	35,103	2.60	1,239,397	52,258	4.22	1,134,835	53,049	4.67
Borrowed money:									
Repurchase agreements with customers	74,602	739	0.99	82,318	2,436	2.96	79,224	4,446	5.61
Repurchase agreements with FHLB				129,098	6,456	5.00	334,007	21,354	6.39
FHLB advances	147,130	7,347	4.99	52,789	3,413	6.47	73,101	4,629	6.33
Federal funds purchased	682	15	2.20	534	30	5.62	5,790	441	7.62
Other borrowed money	3,242	171	5.27	1,160	36	3.10	1,160	52	4.48
Total borrowed money	225,656	8,272	3.67	265,899	12,371	4.65	493,282	30,922	6.27
Guaranteed preferred beneficial interest in Company's subordinated debt	55,536	4,481	8.07	57,327	5,438	9.49	57,344	5,437	9.48
Total interest-bearing liabilities	1,629,646	47,856	2.94	1,562,623	70,067	4.48	1,685,461	89,408	5.30
Non-interest-bearing demand deposits	287,164			265,569			245,989		
Other liabilities	24,788			10,299			9,273		
Non-interest-bearing liabilities	311,952			275,868			255,262		
Total liabilities	1,941,598			1,838,491			1,940,723		
Shareholders' equity	136,097			126,204			99,167		
Total liabilities and shareholders' equity	$2,077,695			$1,964,695			$2,039,890		
Net interest income		$ 66,103			$ 57,747			$ 62,618	
Interest rate spread (4)			3.00%			2.60%			2.72%
Net yield on interest-earning assets (5)			3.44%			3.20%			3.31%
Ratio of average interest-earning assets to average interest-bearing liabilities			117.81%			115.59%			112.40%

(1) Average balances include non-accrual loans (see "Non-Performing and Problem Assets").
(2) Loan fees are included in interest income and the amount is not material for this analysis.
(3) Interest earned on non-taxable investment securities is shown on a tax equivalent basis assuming a 34% marginal federal tax rate for all periods.
(4) Interest rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.
(5) Net yield on interest-earning assets represents net interest income as a percentage of average interest-earning assets.

The table below sets forth certain information regarding changes in interest income and interest expense of the Company for the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (changes in average volume multiplied by old rate) and (ii) changes in rate (changes in rate multiplied by old average volume). The combined effect of changes in both volume and rate has been allocated to volume or rate changes in proportion to the absolute dollar amounts of the change in each.

Years Ended December 31,	2002 vs. 2001			2001 vs. 2000		
	Increase (Decrease) Due to			Increase (Decrease) Due to		
	Volume	Rate	Net	Volume	Rate	Net
Interest income:						
Loans receivable:						
Commercial and industrial	$ 8,330	$(10,062)	$ (1,732)	$ 4,970	$ (6,938)	$ (1,968)
Home equity	592	(897)	(305)	(150)	(515)	(665)
Second mortgage	756	(274)	482	876	(37)	839
Residential real estate	(217)	(384)	(601)	114	(300)	(186)
Installment	(403)	(219)	(622)	553	(326)	227
Total loans receivable	9,058	(11,836)	(2,778)	6,363	(8,116)	(1,753)
Investment securities	(589)	(9,488)	(10,077)	(12,613)	(10,625)	(23,238)
Interest-bearing deposit with banks	(40)	(195)	(235)	311	(405)	(94)
Federal funds sold	182	(947)	(765)	1,248	(375)	873
Total interest-earning assets	$ 8,611	$(22,466)	$(13,855)	$ (4,691)	$(19,521)	$(24,212)
Interest expense:						
Deposit accounts:						
Demand deposits	$ 301	$ (1,924)	$ (1,623)	$ 3,036	$ (2,945)	$ 91
Savings deposits	1,043	(151)	892	1,551	960	2,511
Time deposits	(7,093)	(9,331)	(16,424)	(2,899)	(494)	(3,393)
Total deposits accounts	(5,749)	(11,406)	(17,155)	1,688	(2,479)	(791)
Borrowings:						
Repurchase agreements with customers	(210)	(1,487)	(1,697)	167	(2,177)	(2,010)
Repurchase agreements with FHLB	(6,456)		(6,456)	(10,994)	(3,904)	(14,898)
FHLB advances	3,834	100	3,934	(1,312)	96	(1,216)
Federal funds purchased	(2)	(13)	(15)	(316)	(95)	(411)
Other borrowed money	97	38	135		(16)	(16)
Total borrowed money	(2,737)	(1,362)	(4,099)	(12,455)	(6,096)	(18,551)
Guaranteed preferred beneficial interest in Company's subordinated debt	(166)	(791)	(957)	1		1
Total interest-bearing liabilities	$ (8,652)	$(13,559)	$(22,211)	$(10,766)	$ (8,575)	$(19,341)
Net change in interest income	$17,263	$ (8,907)	$ 8,356	$ 6,075	$(10,946)	$ (4,871)

The increase in net interest income (on a tax-equivalent basis) of $8.4 million from the year ended December 30, 2002 compared to the year ended December 30, 2001 was due to a $22.2 million decrease in interest expense partially offset by a $13.9 million decrease in interest income (on a tax-equivalent basis). Net yield on interest-earning assets increased to 3.44% in 2002 from 3.20% in 2001. Net interest spread increased 40 basis points in 2002 compared to 2001. In the lower interest rate environment which characterized 2002 compared to 2001, the Company achieved a decline in funding rates of 154 basis points which exceeded the decline in earning asset yields of 114 basis points.

Net interest income (on a tax-equivalent basis) increased $8.4 million, or 14.5% to $66.1 million for 2002 compared to $57.7 million for 2001. This increase was due to a combination of decreased interest rates, increased average interest-earning assets and decreased average time deposits and total borrowed money. The decline in interest rates contributed to a decrease of $22.5 million of interest income on total interest-earning assets, offset by a decrease of $13.6 million of interest expense on total interest-bearing liabilities, for a net decrease in net interest income of $8.9 million. Of the total increase in net interest income, $17.3 million was from the volume component. An increase in average interest-earning assets from $1.8 billion for 2001 to $1.9 billion for 2002, increased net interest income by $8.6 million. An increase of $7.1 million was due to the decrease in average time deposits from $593.4 million for 2001 to $449.4 million for 2002 and a $2.7 million increase was due to the decrease in average total borrowed money from $265.9 million for 2001 to $225.7 million for 2002. These increases were partially offset by a decrease of $1.3 million due to an increase in average core deposit accounts from $646.0 million for 2001 to $899.0 million for 2002.



Interest income (on a tax-equivalent basis) decreased $13.9 million, or 10.8% to $114.0 million for the year ended December 31, 2002 compared to $127.8 million for the same period in 2001. The decrease in interest income was due to the continued decline in interest rates, which lowered the yield on average interest-earning assets by 114 basis points. Interest income (on a tax-equivalent basis) on investment securities decreased $10.1 million caused by a decrease in yield of 139 basis points and a decrease in the average balance from $692.9 million in 2001 to $682.4 million in 2002. The increase in average balance of loans receivable from $1.06 billion for 2001 to $1.20 billion for 2002 produced an increase in interest income of $9.1 million, which was offset by the decrease in yield of 107 basis points with a decrease in interest income of $11.8 million. In addition, interest income on interest-bearing deposits with banks and federal funds sold decreased an aggregate $1.0 million primarily due to a decrease in yield of 184 and 216 basis points, respectively.

Interest expense decreased $22.2 million, or 31.7% to $47.9 million for the year ended December 31, 2002 compared to $70.1 million for the same period in 2001. The decrease in interest expense was due primarily to the overall decrease in market interest rates, the change in the mix of deposits between core and time deposits, and the mix of borrowed money. The change in interest rates decreased overall cost of funds by 154 basis points, or $13.6 million. The change in the mix of deposits is the result of the Company's relationship pricing strategy that has favorably increased the deposit mix to a higher concentration of lower costing core deposits. The decrease in the average balance of time deposits from $593.4 million for 2001 to $449.4 million for 2002 resulted in the decrease in the volume component of interest expense of $7.1 million. The decrease in the average balance of time deposits was partially offset with an increase in the average balance of core deposits from $646.0 million for 2001 to $899.0 million for 2002, resulting in the increase in the volume component of interest expense of $1.3 million. A $4.1 million decrease in the borrowed money component of interest expense was the result of the change in interest rates that decreased the overall cost of funds by 98 basis points, or $1.4 million, and the planned lengthening of the aggregate terms of borrowed money, primarily FHLB advances, to match the longer-term assets added during the period. During 2001, the Company fully paid off repurchase agreements with the FHLB, resulting in a decrease of interest expense of $6.5 million.

For 2001, net interest income (on a tax-equivalent basis) decreased $4.9 million, or 7.8% to $57.7 million for 2001 compared to $62.6 million for 2000. This decrease was primarily due from the rate component that decreased net interest income by $10.9 million, due to the record setting market interest rate declines during 2001. From the volume component, a $6.1 million increase was due primarily to the decrease in average interest-bearing liabilities from $1.7 billion for 2000 to $1.6 billion for 2001, partially offset by the decrease in average interest-earning assets from $1.9 billion for 2000 to $1.8 billion for 2001. Additionally, the net yield on interest-earning assets of 3.20% for 2001 decreased from 3.31% for 2000. This was due to the effect of market interest rate decreases and the mix of interest-earning assets and interest-bearing liabilities which reduced the interest rate spread to 260 basis points in 2001 from 272 basis points in 2000.

Provision for Loan Losses. The Company recorded a provision for loan losses of $4.2 million for 2002, a decrease of $3.6 million, compared to a provision of $7.8 million for 2001. The larger 2001 provision was a result of loan portfolio growth, portfolio maturation, deterioration of several loans and the impact on the Company of the overall slowing trends of the national and regional economy. Net charge-offs were $4.9 million for the year ended December 31, 2001 compared to net charge-offs of $1.1 million for the year ended December 31, 2002. The ratio of allowance for loan losses to total loans increased to 1.33% at December 31, 2002 compared to 1.21% at December 31, 2001 and 1.01% at December 31, 2000. Management regularly performs an analysis to identify the inherent risk of loss in its loan portfolio. This analysis includes evaluation of concentrations of credit, past loss experience, current economic conditions, amount and composition of the loan portfolio (including loans being specifically monitored by management), estimated fair value of underlying collateral, delinquencies, and other factors.

The Bank will continue to monitor its allowance for loan losses and make future adjustments to the allowance through the provision for loan losses as economic conditions dictate. Although the Bank maintains its allowance for loan losses at levels considered adequate to provide for the inherent risk of loss in its loan portfolio, there can be no assurance that future losses will not exceed estimated amounts or that additional provisions for loan losses will not be required in future periods. In addition, the Bank's determination as to the amount of its allowance for loan losses is subject to review by its primary regulator, the Office of the Comptroller of the Currency (the "OCC"), as part of its examination process, which may result in the establishment of an additional allowance based upon the judgment of the OCC after a review of the information available at the time of the OCC examination.

Non-Interest Income. Non-interest income increased $2.7 million, or 25.3% for the year ended December 31, 2002 compared to the year ended December 31, 2001. The increase was primarily due to a $2.1 million increase in gain on sale of investment securities. The Company reported a $2.5 million gain on sale of investment securities during 2002 compared to a $396,000 gain on sale of investment securities during 2001.

Non-interest income increased $2.3 million, or 28.5% for the year ended December 31, 2001 compared to the year ended December 31, 2000. The increase was primarily due to a $1.7 million increase in service charges on deposit accounts resulting primarily from the 9.2% increase in average balance of deposits and increased fees. During 2001, the Company continued to focus on reducing borrowings and increasing liquidity and capital primarily through a reduction of its securities portfolio. The Company reported a $396,000 gain on sale of investment securities during 2001 and reported a $311,000 loss on sale of investment securities during 2000.

Non-Interest Expenses. Non-interest expenses increased approximately $970,000, or 1.7% to $59.0 million for the year ended December 31, 2002 as compared to $58.0 million for the same period for 2001. Salaries and employee benefits increased $4.0 million, reflecting the effect of the increased staffing in 2001 and early 2002. This was partially offset by the reduction of amortization of goodwill of $3.6 million due to the Company adopting Statement of Financial Accounting Standards ("SFAS") No. 147 in the fourth quarter of 2002. The adoption of SFAS No. 147 results in the Company ceasing amortization on approximately $19.7 million of goodwill.

Non-interest expenses increased approximately $3.5 million, or 6.5% to $58.0 million for the year ended December 31, 2001 as compared to $54.4 million for the same period for 2000. This increase is primarily due to an increase in other expenses of $1.9 million, salaries and employee benefits of $1.2 million, and occupancy expense of $646,000. Included in other expenses is $1.0 million in consulting fees relating to 2001 management initiatives for technology, risk management, branch optimization and the Company's Process & Profit Improvement program. Salaries and benefits increased due to additional key positions hired during the year reflecting the Company's focus on building a business banking team to meet the needs of the small business market, expansion of the Commercial and Retail Banking Divisions, additional support within Credit Administration and other various operational and administrative support staff. The increase in occupancy expense is a result of a bank wide branch maintenance program initiated in 2001.

Income Tax Expense. Income taxes increased $4.5 million, from $156,000 for year ended December 31, 2001 to $4.7 million for the year ended December 31, 2002. The increase was due to a larger 2002 pretax income. In addition, the Company's effective tax rate increased due the proportion of tax-free municipal income to income before taxes. Due to a decrease in pretax income in 2001, income taxes decreased $3.5 million, from $3.6 million to $156,000 for the years ended December 31, 2000 and December 31, 2001, respectively.

LIQUIDITY AND CAPITAL RESOURCES

A major source of the Company's funding is its retail deposit branch network, which management believes will be sufficient to meet the Company's long-term liquidity needs. The ability of the Company to retain and attract new deposits is dependent upon the variety and effectiveness of its customer account products, customer service and convenience, and rates paid to customers. The Company also obtains funds from the repayment and maturities of loans as well as sales and maturities of investment securities, while additional funds can be obtained from a variety of sources including federal funds purchased, securities sold under agreements to repurchase, Federal Home Loan Bank ("FHLB") advances, loan sales or participations and other secured and unsecured borrowings. It is anticipated that FHLB advances and securities sold under agreements to repurchase will be secondary sources of funding, and management expects there to be adequate collateral for such funding requirements.

The Company's primary uses of funds are the origination of loans, the funding of the Company's maturing certificates of deposit, deposit withdrawals and the repayment of borrowings. Certificates of deposit scheduled to mature during the 12 months ending December 31, 2003 total $286.5 million. The Company has implemented a core deposit relationship strategy that places less reliance on certificates of deposits as a funding source. The Company will continue to price certificates of deposit for retention, however, based on market conditions and other liquidity considerations, it may avail itself of the secondary borrowings discussed above.

The Company anticipates that cash and cash equivalents on hand, the cash flow from assets as well as other sources of funds will provide adequate liquidity for the Company's future operating, investing and financing needs. In addition to cash and cash equivalents of $65.6 million at December 31, 2002, the Company has additional secured borrowing capacity with the FHLB and other sources. Management will continue to monitor the Company's liquidity and maintain it at a level that is adequate but not excessive.

Net cash provided by operating activities for the year ended December 31, 2002 totaled $23.2 million, compared to $23.3 million for the year ended December 31, 2001 and $16.3 million for the year ended December 31, 2000.

During 2002, the primary source of funds for our increase in lending activities of $132.7 million was an increase in deposits of $118.1 million and an increase in net borrowings of $45.2 million. Net cash used in investing activities for the year ended December 31, 2002 totaled $202.1 million, compared to net cash provided by investing activities for the year ended December 31, 2001 of $71.0 million. The change was primarily due to an increase in the purchase of investment securities of $113.0 million, a decrease in the maturities, prepayments and calls of securities of $131.7 million and a net increase in loans of $67.1 million. These were partially offset by an increase in the proceeds from the sale of securities of $58.2 million. Net cash provided by financing activities for the year ended December 31, 2002 totaled $165.4 million, compared to net cash used by financing activities of $84.9 million for the year ended December 31, 2001. The change was primarily a result of an increase of $292.4 million of net repayments under lines of credit and repurchase agreements, partially offset by a reduced net increase in deposits of $57.7 million.



Net cash provided by investing activities for the year ended December 31, 2001 totaled $71.0 million, an increase of $79.9 million compared to net cash used for the year ended December 31, 2000 of $8.9 million. This continued to reflect the Company's overall balance sheet and liquidity management process. The increase was primarily due to an increase in the maturities, prepayments and calls of investment securities of $519.7 million, an increase in the sale of investment securities of $40.4 million and a reduced net increase in loans of $69.1 million. These increases in cash provided were partially offset by a $552.9 million increase in the purchase of investment securities.

Net cash used by financing activities for the year ended December 31, 2001 totaled $84.9 million, compared to net cash provided by financing activities of $7.2 million for the year ended December 31, 2000. The increase was primarily the result of an increase of $120.0 million of net repayments under lines of credit and repurchase agreements and a decrease in deposits resulting from a branch sale in the fourth quarter 2001 of $14.3 million. These were partially offset by an increase in deposits of $56.3 million. The increase in deposits reflects the Company's successful implementation of a customer relationship strategy for both loans and deposits.

Management has developed a capital plan for the Company and the Bank that should allow the Company and the Bank to grow capital internally at levels sufficient for achieving its growth projections and operating and financial risks. It is the Company's intention to maintain "well-capitalized" risk-based capital levels. The Company has also considered a plan for contingency capital needs, and when appropriate, the Company's Board of Directors may consider various capital raising alternatives. The following table sets forth the risk-based capital levels at December 31, 2002 for the Company and the Bank.

	Actual		Required for Capital Adequacy Purposes		To Be Well-Capitalized Under Prompt Corrective Action Provisions	
At December 31, 2002	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total Capital (to Risk-Weighted Assets):						
Sun Bancorp, Inc	$176,688	12.15%	$116,224	8.00%	N/A	
Sun National Bank	$165,322	11.39%	$116,021	8.00%	$145,026	10.00%
Tier I Capital (to Risk-Weighted Assets):						
Sun Bancorp, Inc	$147,459	10.14%	$ 58,112	4.00%	N/A	
Sun National Bank	$148,639	10.24%	$ 58,010	4.00%	$ 87,016	6.00%
Leverage Ratio:						
Sun Bancorp, Inc	$147,459	6.84%	$ 86,291	4.00%	N/A	
Sun National Bank	$148,639	6.97%	$ 85,244	4.00%	$106,556	5.00%

As part of its capital plan, the Company maintains trust preferred securities of $46.7 million at December 31, 2002 that qualify as Tier 1 or core capital of the Company, subject to a 25% capital limitation under risk-based capital guidelines developed by the Federal Reserve. The portion that exceeds the 25% capital limitation amounting to $12.6 million at December 31, 2002 qualifies as Tier 2, or supplementary capital of the Company.

Asset and Liability Management

The Company's exposure to interest rate risk results from the difference in maturities and repricing characteristics of the interest-earning assets and interest-bearing liabilities and the volatility of interest rates. If the Company's assets have shorter maturity or repricing terms than its liabilities, the Company is asset sensitive and its earnings will tend to be negatively affected during periods of declining interest rates. Conversely, this mismatch would benefit the Company during periods of increasing interest rates. Management monitors the relationship between the interest rate sensitivity of the Company's assets and liabilities. During 2002, while the Company was asset sensitive for the majority of the year and interest rates were declining, the interest rate component negatively affected net interest income by $8.9 million. This decrease in net interest income was exceeded by the increase in the volume component positively affecting net interest income by $17.2 million, resulting in a net increase of net interest income of $8.3 million.

Gap Analysis

Banks are concerned with the extent to which they are able to match maturities or repricing characteristics of interest-earning assets and interest-bearing liabilities. Such matching is facilitated by examining the extent to which such assets and liabilities are interest-rate sensitive and by monitoring a bank's interest rate sensitivity gap. An asset or liability is considered to be interest-rate sensitive if it will mature or reprice within a specific time period. The interest rate sensitivity gap is defined as the excess of interest-earning assets maturing or repricing within a specific time period over interest-bearing liabilities maturing or repricing within that time period. On a monthly basis, the Company and Bank monitor their gap, primarily their six-month and one-year maturities.

The Asset/Liability Committee of the Board of Directors discuss, among other things, interest rate risk of the Company and the Bank. The Bank also uses simulation models to measure the impact of potential changes of up to 300 basis points in interest rates on net interest income. Sudden changes to interest rates should not have a material impact to results of operations. Should the Bank experience a positive or negative mismatch in excess of the approved range, it has a number of remedial options. The Bank has the ability to reposition its investment portfolio to include securities with more advantageous repricing and/or maturity characteristics. It can attract variable- or fixed-rate loan products as appropriate. The Bank can also price deposit products to attract deposits with maturity characteristics that can lower their exposure to interest rate risk.

During most of 2002, the Company was asset sensitive. At December 31, 2002, the Company had a negative position with respect to its exposure to interest rate risk maturing or repricing within one year. Total interest-bearing liabilities maturing or repricing within one year exceeded interest-earning assets maturing or repricing during the same time period by $33.4 million, representing a negative cumulative one-year gap ratio of 1.58%. As a result, the cost of interest-bearing liabilities of the Company should adjust to changes in interest rates at a faster rate than yield on interest-earning assets of the Company.

The following table summarizes the maturity and repricing characteristics of the Company's interest-earning assets and interest-bearing liabilities at December 31, 2002. All amounts are categorized by their actual maturity or repricing date with the exception of interest-bearing demand deposits and savings deposits. As a result of prior experience during periods of rate volatility and management's estimate of future rate sensitivities, the Company allocates the interest-bearing demand deposits and savings deposits into categories noted below, based on the estimated duration of those deposits.

	Maturity/Repricing Time Periods				
	0-3 Months	4-12 Months	1-5 Years	Over 5 Years	Total
Loans receivable	$386,191	$ 187,385	$608,907	$ 50,933	$1,233,416
FHLB interest-bearing deposit	2,435				2,435
Investment securities	142,194	26,667	355,978	101,733	726,572
Federal funds sold	138				138
Total interest-earning assets	530,958	314,052	964,885	152,666	1,962,561
Interest-bearing demand deposits	234,220	91,014	273,407	28,753	627,394
Savings deposits	28,133	77,480	203,666	19,229	328,508
Time certificates	111,217	176,337	123,248	1,325	412,127
Federal Home Loan Bank advances	4,349	33,322	96,825	7,764	142,260
Other borrowed funds	1,160				1,160
Securities sold under agreements to repurchase	61,860				61,860
Guaranteed preferred beneficial interest in Company's subordinated debt		59,274			59,274
Total interest-bearing liabilities	440,939	437,427	697,146	57,071	1,632,583
Periodic Gap	$ 90,019	$(123,375)	$267,739	$ 95,595	$ 329,978
Cumulative Gap	$ 90,019	$ (33,356)	$234,383	$329,978	
Cumulative Gap Ratio	4.26%	(1.58)%	11.10%	15.63%	

Impact of Inflation and Changing Prices

The consolidated financial statements of the Company and notes thereto, presented elsewhere herein, have been prepared in accordance with accounting principles generally accepted in the United States of America, which require the measurement of financial position and operating results without considering the change in the relative purchasing power of money over time and due to inflation. The impact of inflation is reflected in the increased cost of the Company's operations. Nearly all the assets and liabilities of the Company are monetary. As a result, interest rates have a greater impact on the Company's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the price of goods and services.

FINANCIAL CONDITION

The Company's assets increased by $182.7 million, or 9.5% from $1.93 billion at December 31, 2001 to $2.11 billion at December 31, 2002. In 2002, the Company continued to reposition and control the growth of the balance sheet while enhancing its overall liquidity, interest rate risk profile and capital position, and continuing the growth of its core businesses through an increase in loans and deposits. The Company increased net loans receivable by $127.4 million, investment securities by $75.6 million, deposits by $118.1 million, and advances from the FHLB by $68.3 million, while decreasing federal funds sold by $11.4 million and repurchase agreements by $23.1 million. Total capital increased by $15.7 million, or 12.1% from $130.0 million at December 31, 2001 to $145.6 million at December 31, 2002.

Loans. Net loans receivable increased $127.4 million, or 11.7%, from December 31, 2001 to December 31, 2002, due primarily to internally generated growth in commercial loans, small business loans and home equity loans, offset by a decrease in mortgage loans and installment loans. Commercial and small business loans increased $132.7 million, or 14.6% and home equity loans increased $20.7 million. The increase in commercial and small business loans was a result of a total team effort from our three major business lines across five regional community banking groups. These groups emphasize quick-response and local decision-making resulting in continued competitive pricing and servicing of all commercial loans. As interest rates continued to decline during 2002, the Bank's mostly fixed rate products, mortgages and installment loans, have decreased by $23.0 million, partially offset by floating or adjustable rate home equity products which increased $20.7 million.

The Company uses third-party loan correspondents to originate residential mortgages that are subsequently sold into the secondary market. These loans are originated using the investor's underwriting standards, rates and terms, and are approved according to the investor's lending policy prior to origination. Prior to closing, the Company generally has commitments to sell these loans with servicing released, at par and without recourse, in the secondary market. Secondary market sales are generally scheduled to close shortly after origination. Set forth below is selected data relating to the composition of the Company's loan portfolio by type of loan and type of security on the dates indicated.

ANALYSIS OF LOAN PORTFOLIO

At December 31,	2002		2001		2000		1999		1998	
	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
Type of Loan:										
Commercial and industrial	**$1,043,885**	**85.77**	$ 911,145	83.62	$ 869,088	84.23	$750,707	83.32	$548,646	79.52
Home equity	**44,603**	**3.67**	23,854	2.19	24,613	2.38	26,619	2.96	31,068	4.50
Second mortgage	**47,458**	**3.90**	49,047	4.50	35,056	3.40	27,448	3.05	21,803	3.16
Residential real estate	**43,375**	**3.56**	55,282	5.07	54,140	5.25	52,986	5.88	48,119	6.97
Installment	**54,095**	**4.45**	63,609	5.84	59,433	5.76	51,633	5.73	47,359	6.86
Less: Loan loss allowance	**(16,408)**	**(1.35)**	(13,332)	(1.22)	(10,486)	(1.02)	(8,472)	(0.94)	(6,993)	(1.01)
Net loans	**$1,217,008**	**100.00**	$1,089,605	100.00	$1,031,844	100.00	$900,921	100.00	$690,002	100.00
Type of Security:										
Residential real estate:										
1-4 family	**$ 166,495**	**13.67**	$ 146,157	13.41	$ 143,973	13.96	$118,837	13.19	$123,263	17.87
Other	**88,465**	**7.27**	108,437	9.95	83,615	8.10	8,954	0.99	9,726	1.41
Commercial real estate	**721,658**	**59.30**	599,027	54.98	576,365	55.86	199,437	22.14	242,700	35.17
Commercial business loans	**210,374**	**17.29**	199,103	18.27	183,130	17.75	528,513	58.66	269,406	39.06
Consumer	**36,333**	**2.99**	36,640	3.36	40,879	3.96	38,817	4.31	40,362	5.85
Other	**10,091**	**0.83**	13,573	1.25	14,368	1.39	14,835	1.65	11,538	1.67
Less: Loan loss allowance	**(16,408)**	**(1.35)**	(13,332)	(1.22)	(10,486)	(1.02)	(8,472)	(0.94)	(6,993)	(1.01)
Net loans	**$1,217,008**	**100.00**	$1,089,605	100.00	$1,031,844	100.00	$900,921	100.00	$690,002	100.00

The following table sets forth the estimated maturity of the Company's loan portfolio at December 31, 2002. The table does not include prepayments or scheduled principal payments. Adjustable rate mortgage loans are shown as maturing based on contractual maturities.

	Due Within 1 year	Due after 1 through 5 years	Due after 5 years	Allowance for Loan Loss	Total
Commercial and industrial	$210,781	$452,716	$380,388	$(14,806)	$1,029,079
Home equity	79	1,044	43,480	(263)	44,340
Second mortgage	1,272	18,514	27,672	(277)	47,181
Residential real estate	5,534	1,100	36,741	(265)	43,110
Installment	10,098	13,000	30,997	(797)	53,298
	$227,764	$486,374	$519,278	$(16,408)	$1,217,008

The following table sets forth the dollar amount of all loans due after December 31, 2003 which have pre-determined interest rates and which have floating or adjustable interest rates.

	Fixed Rates	Floating or Adjustable Rates	Total
Commercial and industrial	$404,564	$428,540	$ 833,104
Home equity		44,524	44,524
Second mortgage	46,186		46,186
Residential real estate	30,243	7,598	37,841
Installment	39,512	4,485	43,997
	$520,505	$485,147	$1,005,652

Non-Performing and Problem Assets

Loan Delinquencies. The Company's collection procedures provide for a late charge assessment after a commercial loan is 10 days past due, or a residential mortgage loan is 15 days past due. The Company contacts the borrower by mail or telephone and payment is requested. If the delinquency continues, subsequent efforts are made to contact the borrower. If the loan continues to be delinquent for 90 days or more, the Company usually initiates foreclosure proceedings unless other repayment arrangements are made. Delinquent loans are reviewed on a case-by-case basis in accordance with the lending policy.

Interest accruals are generally discontinued when a loan becomes 90 days past due or when collection of principal or interest is considered doubtful. When interest accruals are discontinued, interest credited to income in the current year is reversed, and interest accrued in the prior year is charged to the allowance for loan losses. Generally, commercial loans are charged off no later than 120 days delinquent unless the loan is well secured and in the process of collection or other extenuating circumstances support collection. Residential real estate loans are typically charged off at 90 days delinquent. In all cases, loans must be placed on non-accrual or charged off at an earlier date if collection of principal or interest is considered doubtful.

Problem Loans. During 2002, the Company classified two credits aggregating $13.5 million as restructured loans within the definition of SFAS No. 15. These loans have had a temporary modification of terms to provide near-term cash flow relief to the borrowers. At December 31, 2002, these loans, as restructured, were current and well collateralized. These loans were not classified as non-accrual and were not considered non-performing.

At December 31, 2002, there were two commercial relationships aggregating $7.0 million for which payments are current, but where the borrowers were experiencing financial difficulties, that were not classified as non-accrual and were not considered non-performing. At December 31, 2002, these loans were current and well collateralized.

Non-Performing Assets. Total non-performing assets increased $2.3 million from $11.1 million at December 31, 2001 to $13.4 million at December 31, 2002. The ratio of non-performing assets to net loans increased to 1.10% at December 31, 2002 compared to 1.02% at December 31, 2001. The following table sets forth information regarding loans that are delinquent 90 days or more. Management of the Company believes that all loans accruing interest are adequately secured and in the process of collection.

Non-Performing Assets

At December 31,	2002	2001	2000	1999	1998
Loans accounted for on a non-accrual basis:					
Commercial and industrial	$ 8,879	$ 8,007	$2,933	$2,085	$ 979
Home equity	14	201	65	8	241
Second mortgage	100	130	38	5	81
Residential real estate	593	735	430	250	182
Installment	377	50	240	232	125
Total	$ 9,963	$ 9,123	$3,706	$2,580	$1,608
Accruing loans that are contractually past due 90 days or more:					
Commercial and industrial	$ 1,837	$ 425	$ 114	$ 880	$ 202
Home equity	30	42	36	339	252
Second mortgage	122	190	153	54	134
Residential real estate	401	295	540	303	230
Installment	115	146	332	226	68
Total	$ 2,505	$ 1,098	$1,175	$1,802	$ 886
Total non-accrual and 90-day past due loans	$12,468	$10,221	$4,881	$4,382	$2,494
Real estate owned	904	898	1,179	535	292
Total non-performing assets	$13,372	$11,119	$6,060	$4,917	$2,786
Total non-accrual and 90-day past due loans to net loans	1.02%	0.94%	0.47%	0.49%	0.36%
Total non-accrual and 90-day past due loans to total assets	0.59%	0.53%	0.24%	0.22%	0.16%
Total non-performing assets to net loans	1.10%	1.02%	0.59%	0.55%	0.40%
Total non-performing assets to total assets	0.63%	0.58%	0.30%	0.25%	0.18%
Total allowance for loan losses to total non-performing loans	131.60%	130.44%	214.83%	193.34%	280.39%

Interest income that would have been recorded on loans on non-accrual status, under the original terms of such loans, would have totaled $984,000 for the year ended December 31, 2002.

Foreclosed Real Estate. Real estate acquired by the Company as a result of foreclosure and bank properties and equipment that the Company is holding for sale is classified as real estate owned until such time as it is sold. When real estate is acquired or transferred, it is recorded at the lower of the unpaid principal balance of the related loan or its fair value less estimated disposal costs. Any subsequent write-down of real estate owned is charged to operations. At December 31, 2002, the Company had a net amount of $904,000 classified as real estate owned, including $309,000 of bank properties and equipment that were no longer used in the Company's operations. At December 31, 2001, the Company had a net amount of $898,000 classified as real estate owned, including $609,000 of bank properties and equipment that were no longer used in the Company's operations. During 2001, the Company recorded a write down of a bank property that was classified as real estate owned in the amount of $300,000.

Allowances for Losses on Loans and Real Estate Owned. The Company's allowance for losses on loans increased to $16.4 million or 1.33% of loans at December 31, 2002. Due to loan portfolio growth, portfolio maturation, the deterioration of several loans and the impact on the Company of the national and local economies during 2001, the Company's allowance for losses on loans increased to $13.3 million or 1.21% of loans at December 31, 2001 compared to $10.5 million or 1.01% of loans at December 31, 2000. Provision for loan losses was $4.2 million in 2002, $7.8 million in 2001 and $2.6 million in 2000. Net charge-offs were $1.1 million in 2002, $4.9 million in 2001 and $566,000 in 2000.

It is the policy of management to provide for losses on unidentified loans in its portfolio in addition to classified loans. A provision for loan losses is charged to operations based on management's evaluation of the estimated losses that have been incurred in the Company's loan portfolio. Management also periodically performs valuations of real estate owned and establishes allowances to reduce book values of the properties to their net realizable values when necessary.

The following table sets forth information with respect to the Company's allowance for losses on loans at the dates indicated:

At December 31,	2002	2001	2000	1999	1998
Allowance for losses on loans, beginning of year	$13,332	$10,486	$ 8,472	$6,993	$4,124
Charge-offs:					
Commercial	1,219	4,748	209	15	26
Mortgage	20	4	8	210	203
Installment	371	665	384	311	68
Total charge-offs	1,610	5,417	601	536	297
Recoveries:					
Commercial	457	423			18
Mortgage			25	10	
Installment	54	45	10	16	15
Total recoveries	511	468	35	26	33
Net charge-offs	1,099	4,949	566	510	264
Allowance acquired with branch purchase					1,000
Provision for loan losses	4,175	7,795	2,580	1,989	2,133
Allowance for losses on loans, end of year	$16,408	$13,332	$10,486	$8,472	$6,993
Net loans charged off as a percent of average loans outstanding	0.09%	0.47%	0.06%	0.06%	0.05%

The following table sets forth the allocation of the Company's allowance for loan losses by loan category and the percent of loans in each category to total loans receivable at the dates indicated. The portion of the loan loss allowance allocated to each loan category does not represent the total available for future losses that may occur within the loan category since the total loan loss allowance is a valuation reserve applicable to the entire loan portfolio.

At December 31,	2002		2001		2000		1999		1998	
	Amount	Percent of Loans to Total Loans	Amount	Percent of Loans to Total Loans	Amount	Percent of Loans to Total Loans	Amount	Percent of Loans to Total Loans	Amount	Percent of Loans to Total Loans
Balance at end of year applicable to:										
Commercial and industrial	$14,806	84.63%	$11,457	82.62%	$ 8,676	83.38%	$6,994	82.55%	$5,981	78.72%
Residential real estate	265	3.52	577	5.01	391	5.19	327	5.83	164	6.90
Home equity	263	3.62	268	2.16	343	2.36	254	2.93	382	4.46
Installment	1,074	8.23	1,030	10.21	1,076	9.07	897	8.69	466	9.92
Total allowance	$16,408	100.00%	$13,332	100.00%	$10,486	100.00%	$8,472	100.00%	$6,993	100.00%

Investment Securities. A portion of the Company's investment portfolio is held at the Bank's wholly owned subsidiary, Med-Vine, Inc. ("Med-Vine"). Total investment securities, excluding restricted equity securities, increased $75.6 million or 11.7% from $647.6 million at December 31, 2001 to $723.2 million at December 31, 2002.

The Company's investment policy is established by senior management and approved by the Board of Directors. Med-Vine's investment policy is identical to that of the Company. It is based on asset and liability management goals and is designed to provide a portfolio of high quality investments that optimizes interest income within acceptable limits of safety and liquidity. The Company has classified its entire portfolio of debt investment securities as available for sale. As a result, these securities are carried at their estimated fair value based on quoted market prices.

The following table sets forth the carrying value of the Company's portfolio of investment securities available for sale:

At December 31,	2002			2001			2000		
	Amortized Cost	**Net Unrealized Gains (Losses)**	**Estimated Fair Value**	Amortized Cost	Net Unrealized Gains (Losses)	Estimated Fair Value	Amortized Cost	Net Unrealized Gains (Losses)	Estimated Fair Value
U.S. Treasury obligations	**$ 54,400**	**$1,144**	**$ 55,544**	$ 51,809	$ 580	$ 52,389	$ 69,406	$ 53	$ 69,459
Government agency and mortgage-backed securities	**567,200**	**6,111**	**573,311**	551,584	(481)	551,103	645,090	(15,738)	629,352
Municipal obligations	**70,672**	**996**	**71,668**	43,692	(881)	42,811	49,267	(467)	48,800
Other securities	**22,690**	**(12)**	**22,678**	1,255		1,255	948		948
Total	**$714,962**	**$8,239**	**$723,201**	$648,340	$(782)	$647,558	$764,711	$(16,152)	$748,559

During 2002, the Company invested $19.7 million in a Pooled Floating Rate Capital Security, which were classified as other securities.

The following table sets forth certain information regarding the carrying values, weighted average yields and maturities of the Company's portfolio of investment securities available for sale at December 31, 2002. All debt securities are classified as available for sale; therefore, the carrying value is the estimated fair value. Yields on tax-exempt obligations have been calculated on a tax-equivalent basis.

	One Year or Less		One to Five Years		Five to Ten Years		More than Ten Years		Total	
	Carrying Value	Wtd. Avg. Yield	Carrying Value	Wtd. Avg. Yield	Carrying Value	Wtd. Avg. Yield	Carrying Value	Wtd. Avg. Yield	Carrying Value	Wtd. Avg. Yield
U.S. Treasury obligations	$ 27,506	3.09%	$ 22,406	2.90%	$ 5,632	5.11%			$ 55,544	3.20%
Government agency and mortgage-backed securities	186,006	2.82	349,748	4.00	32,663	4.83	$ 4,894	6.64%	573,311	3.69
Municipal obligations	15,818	1.95	14,646	4.01	25,328	3.97	15,877	5.07	71,668	3.78
Other securities	2,604	0.96	20,074	2.11					22,678	1.97
Total	$231,934	2.77%	$406,873	3.65%	$63,623	4.51%	$20,771	5.44%	$723,201	3.62%

Deposits. Consumer and commercial deposits are attracted principally from within the Company's primary market area through offering a wide compliment of deposit products that include checking, savings, money market, certificates of deposits and individual retirement accounts. The deposit strategy stresses the importance of building a relationship with each and every customer. To help facilitate these relationships, the Bank continued during 2002 its relationship pricing strategy that has helped to dramatically increase core deposit growth. Deposit account terms vary according to the minimum balance required, the time periods the funds must remain on deposit and the interest rate, among other factors. The relationship strategy has enabled the Bank to continue to favorably increase the deposit mix with a higher concentration of core deposits. Management regularly meets to evaluate internal cost of funds, to analyze the competition, to review the Company's cash flow requirements for lending and liquidity and executes any appropriate pricing changes when necessary. The Company does not obtain funds through brokers, nor does it solicit funds outside the states of New Jersey, Delaware or Pennsylvania.

Deposits at December 31, 2002 totaled $1.69 billion, an increase of $118.1 million, or 7.5% over the December 31, 2001 balance of $1.57 billion. Demand deposits, including NOW accounts and money market accounts, increased $145.9 million, or 18.1%, at December 31, 2002, to $949.8 million, compared with December 31, 2001. Savings deposits increased $53.4 million, or 19.4% to $328.5 million at December 31, 2002, from $275.1 million at December 31, 2001. Total certificates of deposit decreased $81.1 million, or 16.4% from December 31, 2001, to $412.1 million at December 31, 2002. The increase in core deposits during 2002 was due to internal growth from the Company's relationship strategy, which during the year included promotional rates on selected money market accounts, as represented in the following table.

For the Years Ended December 31,	2002		2001		2000	
	Amount	%	Amount	%	Amount	%
Core deposits	$1,278,355	75.6	$1,079,079	68.6	$ 781,920	55.4
Time deposits	412,127	24.4	493,259	31.4	628,947	44.6
Total	$1,690,462	100.0	$1,572,338	100.0	$1,410,867	100.0

The following table sets forth average deposits by various types of demand and time deposits:

For the Years Ended December 31,	2002		2001		2000	
	Amount	Avg. Cost	Amount	Avg. Cost	Amount	Avg. Cost
Non-interest-bearing demand deposits	$ 287,164		$ 265,510		$ 245,989	
Interest-bearing demand deposits	584,808	1.84%	431,196	2.88%	336,772	3.66%
Savings deposits	314,208	2.17	214,849	2.76	154,091	2.22
Time deposits	449,438	3.89	593,351	5.72	643,972	5.79
Total	$1,635,618	2.60%	$1,504,906	3.47%	$1,380,824	3.84%

The following table indicates the amount of certificates of deposit of $100,000 or more by remaining maturity at December 31, 2002.

Three months or less	$ 43,565
Over three through six months	21,361
Over six through twelve months	18,733
Over twelve months	21,846
Total	$105,505

Borrowings. Borrowed funds increased $45.2 million in 2002, to $205.3 million at December 31, 2002, from $160.1 million at December 31, 2001. The increase was a result of a net increase of $68.3 million in advances from the FHLB offset by a decrease of $23.1 million in securities sold under agreements to repurchase with customers. The additional advances from the FHLB were used to match fund loans originated during 2002.

For the years ended December 31, 2002 and 2001, the maximum month-end amount of advances borrowed from the FHLB was $193.4 million and $30.0 million, respectively. The Company sells U.S. Treasury securities to customers under agreements to repurchase them, at par, on the next business day. For the years ended December 31, 2002 and 2001, the maximum month-end amount of securities sold under agreements to repurchase with customers was $86.2 million and $93.5 million, respectively. The Company also purchased overnight federal funds from correspondent banks. For the years ended December 31, 2002 and 2001, the maximum month-end amount of federal funds purchased from correspondent banks was $20 million and $0, respectively. During 2001, the Company paid off in full its FHLB repurchase agreements.

The following table sets forth certain information regarding FHLB advances, interest rates, approximate average amounts outstanding and their approximate weighted average rates at the dates indicated.

December 31,	2002	2001	2000
FHLB convertible rate advances outstanding at end of year	$45,000	$ 45,000	$ 45,000
Interest rate	6.76%	6.76%	6.76%
Approximate average amount outstanding	$45,000	$ 45,000	$ 41,138
Approximate weighted average rate	6.76%	6.76%	6.85%
FHLB term amortizing advances outstanding at end of year	$89,060	$ 29,008	$ 4,133
Interest rate	4.33%	4.19%	5.68%
Approximate average amount outstanding	$92,191	$ 7,285	$ 4,192
Approximate weighted average rate	4.31%	4.88%	5.68%
FHLB term non-amortizing advances outstanding at end of year	$ 8,200		
Interest rate	4.85%		
Approximate average amount outstanding	$ 4,695		
Approximate weighted average rate	4.92%		
FHLB repurchase agreements outstanding at end of year			$255,145
Interest rate			6.45%
Approximate average amount outstanding		$129,097	$332,981
Approximate weighted average rate		5.00%	6.43%
FHLB overnight line of credit advances outstanding at end of year			
Interest rate			
Approximate average amount outstanding	$ 5,244	$ 504	$ 27,759
Approximate weighted average rate	1.88%	2.29%	6.67%

The following table sets forth certain information regarding securities sold under agreements to repurchase with customers, interest rates, approximate average amounts outstanding and their approximate weighted average rates at the dates indicated.

December 31,	2002	2001	2000
Securities sold under agreements to repurchase with customers outstanding at end of year	$61,860	$84,928	$101,841
Interest rate	0.61%	0.59%	5.68%
Approximate average amount outstanding	$74,602	$82,318	$ 79,310
Approximate weighted average rate	0.99%	2.96%	5.55%

Deposits are the primary source of funds for the Company's lending activities, investment activities and general business purposes. Should the need arise, the Company has the ability to access lines of credit from various sources including the Federal Reserve Bank, the FHLB and various other correspondent banks. In addition, on an overnight basis, the Company has the ability to sell securities under agreements to repurchase.

Guaranteed Preferred Beneficial Interest in Company's Subordinated Debt

Guaranteed preferred beneficial interest in Company's subordinated debt consists of the following:

December 31,	2002	2001
Sun Trust I		$28,040
Sun Trust II	$29,274	29,287
Sun Trust III	20,000	
Sun Trust IV	10,000	
	$59,274	$57,327

In 1997, the Company's subsidiary, Sun Capital Trust ("Sun Trust I") issued $28.75 million of 9.85% Preferred Securities ("Sun Trust I Preferred Securities") with a stated value and liquidation preference of $25 per share. The proceeds from the sale of Sun Trust I Preferred Securities were utilized by Sun Trust I to invest in $28.75 million of 9.85% Junior Subordinated Debentures (the "Sun Trust I Debentures") of the Company, due March 2027.

In 1998, the Company's subsidiary, Sun Capital Trust II ("Sun Trust II") issued $29.9 million of 8.875% Preferred Securities ("Sun Trust II Preferred Securities") with a stated value and liquidation preference of $10 per share. The proceeds from the sale of Sun Trust II Preferred Securities were utilized by Sun Trust II to invest in $29.9 million of 8.875% Junior Subordinated Debentures (the "Sun Trust II Debentures") of the Company, due December 2028.

During 2002, the Company notified the holders of the outstanding $28.0 million of 9.85% Sun Trust I Preferred Securities of its intention to call these securities contemporaneously with the redemption of the Sun Trust I 9.85% Junior Subordinated Debentures on April 1, 2002. As a result, the Company wrote down the unamortized debt issuance costs of the called securities in the amount of $777,000, net of income tax, through a charge to equity. The Company funded this call with short-term borrowings of $25.0 million and a $3.0 million dividend from Sun. On April 10, 2002, the Company issued $20.0 million Pooled Floating Rate Capital Securities ("Sun Trust III Capital Securities"). The interest rate resets every six months to LIBOR plus 3.70%, with an initial rate of 6.02%, and will not exceed 11.00% through five years from its issuance. The proceeds were used to pay down $20.0 million of short-term borrowings.

On July 11, 2002, the Company issued $10.0 million Pooled Floating Rate Capital Securities ("Sun Trust IV Capital Securities"). The interest rate resets every three months to LIBOR plus 3.65%, with an initial rate of 5.51%, and will not exceed 11.95% through five years from its issuance. The proceeds were used to pay down $5.0 million of short-term borrowings and for general corporate purposes.

During 2002, the Company repurchased 1,300 shares of Sun Trust II preferred securities for approximately $13,000. During 2000, the Company repurchased 22,800 shares of Sun Trust II preferred securities for approximately $228,000.

For more information regarding guaranteed preferred beneficial interest in Company's subordinated debt, refer to Note 25 of the Notes to Consolidated Financial Statements contained herein.

Disclosures about Contractual Obligations and Commercial Commitments

The Company's contractual cash obligations (see Notes 11 and 19) at December 31, 2002 were as follows:

		Payments Due by Period			
Contractual Cash Obligations	Total	Less than One Year	One to Three Years	Four to Five Years	After Five Years
Long-Term Debt	$159,894	$43,891	$46,003	$62,978	$ 7,022
Operating Leases	31,369	3,528	6,627	5,894	15,320
Total Contractual Cash Obligations	$191,263	$47,419	$52,630	$68,872	$22,342

The Company's contractual commitments (see Note 19) at December 31, 2002 were as follows:

		Amount of Commitment Expiration Per Period			
Commitments	Unfunded Commitments	Less than One Year	One to Three Years	Four to Five Years	After Five Years
Lines of Credit	$196,775	$130,900	$15,798		$50,077
Commercial Letters of Credit	42,757	18,303	24,454		
Construction Funding	75,956	56,237	19,719		
Other Commitments	2,245	20	410	$19	1,796
Total Commitments	$317,733	$205,460	$60,381	$19	$51,873

Reconciliation From Reported Results to Cash Basis Data and Ratios

The Company prepares its consolidated financial statements using U.S. generally accepted accounting principles ("GAAP") in this Annual Report. That presentation, which is referred to as "reported basis," provides the reader with an understanding of the Company's results that can be consistently tracked from year to year and enables a comparison of the Company's performance with other companies' GAAP financial statements.

In addition to analyzing the Company's results on a reported basis, management looks at results on a "cash basis" to measure overall Company results against targeted goals. The definition of cash basis starts with the reported GAAP results and then excludes the amortization of intangible assets, net of applicable income taxes. The amortization of intangible assets is viewed by management as transactions that are not part of the Company's normal daily business operations and therefore are not indicative of trends.

The following summary table provides a reconciliation of the Company's reported and cash basis results:

For the Years Ended December 31,	2002	2001	2000	1999	1998
Cash Basis Data and Ratios:					
Reported net income	$10,378	$1,328	$ 8,780	$ 9,714	$ 8,784
Less: Trust preferred issuance costs write-off	777				
Net income available to common shareholders	9,601	1,328	8,780	9,714	8,784
Amortization of intangible assets, net of tax benefits	2,760	5,161	5,200	4,225	2,580
Cash basis earnings	$12,361	$6,489	$13,980	$13,939	$11,364
Reported basic earnings per share	$ 0.86	$ 0.12	$ 0.82	$ 0.98	$ 1.12
Amortization of intangible assets, net of tax benefits	0.25	0.47	0.49	0.43	0.33
Cash basis earnings per share	$ 1.11	$ 0.59	$ 1.31	$ 1.41	$ 1.45
Reported diluted earnings per share	$ 0.83	$ 0.12	$ 0.81	$ 0.91	$ 0.99
Amortization of intangible assets, net of tax benefits	0.24	0.47	0.48	0.40	0.29
Cash basis diluted earnings per share	$ 1.07	$ 0.59	$ 1.29	$ 1.31	$ 1.28
Reported return on average assets	0.50%	0.07%	0.43%	0.58%	0.75%
Amortization of intangible assets, net of tax benefits	0.13	0.26	0.26	0.26	0.22
Cash basis return on average assets	0.63%	0.33%	0.69%	0.84%	0.97%
Reported return on average equity	7.63%	1.05%	8.85%	11.08%	14.29%
Amortization of intangible assets, net of tax benefits	2.02	4.09	5.25	4.81	4.20
Cash basis return on average equity	9.65%	5.14%	14.10%	15.89%	18.49%

Critical Accounting Policies

In management's opinion, the most critical accounting policies impacting the Company's consolidated financial statements are the following:

Allowance for loan losses. Management carefully monitors the credit quality of the loan portfolio and makes estimates about the amount of credit losses that have been incurred at each financial statement date. Management evaluates the fair value of collateral supporting the impaired loans using independent appraisals and other measures of fair value. This process involves subjective judgments and assumptions and is subject to change based on factors that may be outside the control of the Company.

Accounting for income taxes. Deferred tax assets and liabilities are determined based upon differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Management exercises significant judgment in the evaluation of the amount and timing of the recognition of the resulting tax liabilities and the judgments and estimates required for the evaluation are periodically updated based upon changes in business factors and the tax laws.

Accounting for goodwill impairment. Goodwill must be tested annually for impairment and any resulting impairment must be charged to net income in the year of the impairment test. The test used to determine the existence of impairment requires estimates in the resulting calculation of impairment. Any resulting impairment based upon estimates used by management could have a significant impact on the Company's financial results.

Forward-Looking Statements

The Company may from time to time make written or oral "forward-looking statements" including statements contained in this annual report and in other communications by the Company which are made in good faith pursuant to the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements, such as statements of the Company's plans, objectives, expectations, estimates and intentions, involve risks and uncertainties and are subject to various important factors, some of which are beyond the Company's control, including interest rate fluctuations, changes in financial services' laws and regulations and competition, and which could cause the Company's actual results to differ materially from the forward-looking statements. The Company does not undertake, and specifically disclaims any obligation, to update any forward-looking statement, whether written or oral, that may be made from time to time by or on behalf of the Company.



Independent Auditors' Report

To the Board of Directors and Shareholders of
Sun Bancorp, Inc.
Vineland, New Jersey

We have audited the accompanying consolidated statements of financial condition of Sun Bancorp, Inc. and subsidiaries (the "Company") as of December 31, 2002 and 2001, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Sun Bancorp, Inc. and subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, in 2002 the Company changed its method of accounting for goodwill to conform to Statement of Financial Accounting Standards No. 147.

Deloitte & Touche LLP

Philadelphia, Pennsylvania

February 3, 2003 (March 19, 2003 as to Note 27)

Sun Bancorp, Inc. and Subsidiaries
Consolidated Statements of Financial Condition

December 31, 2002 and 2001

(Dollars in thousands, except share amounts)	2002	2001
ASSETS		
Cash and due from banks	$ 65,476	$ 67,557
Federal funds sold	138	11,525
Cash and cash equivalents	65,614	79,082
Investment securities available for sale (amortized cost—$714,962; 2002 and $648,340; 2001)	723,201	647,558
Loans receivable (net of allowance for loan losses—$16,408; 2002 and $13,332; 2001)	1,217,008	1,089,605
Restricted equity investments	11,610	12,561
Bank properties and equipment, net	29,468	28,180
Real estate owned, net	904	898
Accrued interest receivable	11,012	11,089
Goodwill	19,672	
Intangible assets, net	19,783	43,637
Deferred taxes, net	6,867	8,154
Other assets	7,033	8,661
TOTAL	$2,112,172	$1,929,425
LIABILITIES AND SHAREHOLDERS' EQUITY		
LIABILITIES		
Deposits	$1,690,462	$1,572,338
Advances from the Federal Home Loan Bank (FHLB)	142,260	74,008
Loan payable	1,160	1,160
Securities sold under agreements to repurchase	61,860	84,928
Other liabilities	11,533	9,704
Total liabilities	1,907,275	1,742,138
Guaranteed preferred beneficial interest in Company's subordinated debt	59,274	57,327
COMMITMENTS AND CONTINGENT LIABILITIES (Notes 5 and 19)		
SHAREHOLDERS' EQUITY		
Preferred stock, none issued		
Common stock, $1 par value, 25,000,000 shares authorized, issued and outstanding: 11,271,135 in 2002 and 10,553,942 in 2001	11,271	10,554
Surplus	114,930	108,058
Retained earnings	15,030	11,864
Accumulated other comprehensive income (loss)	5,438	(516)
Treasury stock at cost, 86,250 shares in 2002	(1,046)	
Total shareholders' equity	145,623	129,960
TOTAL	$2,112,172	$1,929,425

See notes to consolidated financial statements

Sun Bancorp, Inc. and Subsidiaries
Consolidated Statements of Income
Years Ended December 31, 2002, 2001 and 2000

(Dollars in thousands, except share amounts)	2002	2001	2000
INTEREST INCOME:			
Interest and fees on loans	$ 83,822	$ 86,600	$ 88,353
Interest on taxable investment securities	25,693	35,523	55,672
Interest on non-taxable investment securities	2,085	1,946	2,704
Dividends on restricted equity investments	591	1,288	3,332
Interest on federal funds sold	703	1,468	595
Total interest income	112,894	126,825	150,656
INTEREST EXPENSE:			
Interest on deposits	35,104	52,258	53,049
Interest on funds borrowed	8,271	12,371	30,922
Interest on guaranteed preferred beneficial interest in Company's subordinated debt	4,481	5,438	5,437
Total interest expense	47,856	70,067	89,408
Net interest income	65,038	56,758	61,248
PROVISION FOR LOAN LOSSES	4,175	7,795	2,580
Net interest income after provision for loan losses	60,863	48,963	58,668
OTHER INCOME:			
Service charges on deposit accounts	6,940	6,923	5,175
Other service charges	441	389	392
(Loss) gain on sale of bank properties and equipment	(4)	33	9
Gain on sale of loans held for sale			24
Gain (loss) on sale of investment securities	2,517	396	(311)
Other	3,284	2,775	2,894
Total other income	13,178	10,516	8,183
OTHER EXPENSES:			
Salaries and employee benefits	28,208	24,229	23,049
Occupancy expense	7,893	7,306	6,660
Equipment expense	5,041	5,009	5,016
Data processing expense	3,428	3,147	3,223
Amortization of intangible assets	4,182	7,820	7,879
Other	10,213	10,484	8,620
Total other expenses	58,965	57,995	54,447
INCOME BEFORE INCOME TAXES	15,076	1,484	12,404
INCOME TAXES	4,698	156	3,624
NET INCOME	$ 10,378	$ 1,328	$ 8,780
Basic earnings per share	$ 0.86	$ 0.12	$ 0.82
Diluted earnings per share	$ 0.83	$ 0.12	$ 0.81
Weighted average shares—basic	11,167,988	10,882,849	10,703,028
Weighted average shares—diluted	11,596,874	11,074,328	10,904,684

See notes to consolidated financial statements



Sun Bancorp, Inc. and Subsidiaries
Consolidated Statements of Shareholders' Equity
Years Ended December 31, 2002, 2001 and 2000

(In thousands)	Common Stock	Surplus	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total
BALANCE, JANUARY 1, 2000	$10,080	$105,798	$13,170	$(27,516)	$(10,428)	$ 91,104
Comprehensive income:						
Net income			8,780			
Net change in unrealized loss on securities available for sale, net of taxes of $8,683				16,855		
Comprehensive income						25,635
Exercise of stock options			270		628	898
Issuance of common stock	7	43	(1,176)		1,140	14
Stock dividends			(5,188)		5,188	
Cash paid for fractional interest resulting from stock dividends			(17)			(17)
BALANCE, DECEMBER 31, 2000	10,087	105,841	15,839	(10,661)	(3,472)	117,634
Comprehensive income:						
Net income			1,328			
Net change in unrealized loss on securities available for sale, net of taxes of $5,224				10,145		
Comprehensive income						11,473
Exercise of stock options	234	207	(96)		325	670
Issuance of common stock	7	70	(40)		150	187
Stock dividends	226	1,940	(5,163)		2,997	
Cash paid for fractional interest resulting from stock dividend			(4)			(4)
BALANCE, DECEMBER 31, 2001	10,554	108,058	11,864	(516)	0	129,960
Comprehensive income:						
Net income			10,378			
Net change in unrealized loss on securities available for sale, net of taxes of $3,067				5,954		
Comprehensive income						16,332
Exercise of stock options	160	708				868
Issuance of common stock	24	268				292
Stock dividends	533	6,673	(7,206)			
Cash paid for fractional interest resulting from stock dividend			(6)			(6)
Trust preferred issuance costs write-off		(777)				(777)
Treasury stock purchased					(1,046)	(1,046)
BALANCE, DECEMBER 31, 2002	$11,271	$114,930	$15,030	$ 5,438	$ (1,046)	$145,623

See notes to consolidated financial statements

Sun Bancorp, Inc. and Subsidiaries
Consolidated Statements of Cash Flows
Years Ended December 31, 2002, 2001 and 2000

(In thousands)	2002	2001	2000
OPERATING ACTIVITIES:			
Net income	$ 10,378	$ 1,328	$ 8,780
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for loan losses	4,175	7,795	2,580
Provision for losses on real estate owned	117	73	56
Depreciation and amortization	2,387	2,463	2,284
Net amortization (accretion) of investment securities	3,518	(2,098)	(243)
Amortization of intangible assets	4,182	7,820	7,879
Gain on sale of loans			(24)
Proceeds from sale of loans held for sale			925
(Gain) loss on sale of investment securities available for sale	(2,517)	(396)	311
Loss (gain) on sale of bank properties and equipment	4	(33)	(9)
Write down of book value of bank properties and equipment			369
Write down of book value of excess of cost over fair value of assets acquired		100	
Deferred income taxes	(1,780)	(2,743)	(1,550)
Change in assets and liabilities which provided (used) cash:			
Accrued interest receivable	77	5,525	(1,637)
Other assets	851	2,912	(6,574)
Other liabilities	1,829	582	3,181
Net cash provided by operating activities	23,221	23,328	16,328
INVESTING ACTIVITIES:			
Purchases of investment securities available for sale	(771,157)	(658,167)	(105,286)
Redemption of restricted equity securities	951	17,684	14,551
Proceeds from maturities, prepayments or calls of investment securities available for sale	528,918	660,659	140,911
Proceeds from sale of investment securities available for sale	174,616	116,372	75,963
Net increase in loans	(132,689)	(65,583)	(134,633)
Increase in loans resulting from branch acquisitions		(364)	
Purchase of bank properties and equipment	(3,689)	(1,810)	(1,596)
Increase in bank properties and equipment resulting from branch acquisitions		(63)	
Decrease in bank properties and equipment resulting from branch sale		354	
Proceeds from sale of bank properties and equipment	10	33	754
Reduction of excess of cost over fair value of branch assets acquired resulting from branch sale		1,282	
Proceeds from sale of real estate owned	988	599	448
Net cash (used in) provided by investing activities	(202,052)	70,996	(8,888)
FINANCING ACTIVITIES:			
Net increase in deposits	118,124	175,815	119,541
Decrease in deposits resulting from branch sale		(14,344)	
Net borrowings (repayments) under line of credit and repurchase agreements	45,184	(247,183)	(127,173)
Proceeds from exercise of stock options	784	670	898
Proceeds from other borrowings	25,000		
Repayment of other borrowings	(25,000)		
Proceeds from issuance of guaranteed preferred beneficial interest in Company's subordinated debt	30,000		
Redemption of guaranteed preferred beneficial interest in Company's subordinated debt	(28,040)		
Payments for fractional interests resulting from stock dividend	(6)	(4)	(17)
Repurchase of guaranteed preferred beneficial interest in Company's subordinated debt	(13)		(511)
Proceeds from issuance of common stock	376	187	14
Treasury stock purchased	(1,046)		
Net cash provided by (used in) financing activities	165,363	(84,859)	(7,248)
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(13,468)	9,465	192
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	79,082	69,617	69,425
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 65,614	$ 79,082	$ 69,617
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:			
Interest paid	$ 48,862	$ 72,434	$ 87,615
Income taxes paid	$ 2,770	$ 4,139	$ 5,609
SUPPLEMENTAL DISCLOSURE OF NON-CASH ITEMS:			
Transfer of loans and bank properties and equipment to real estate owned	$ 1,111	$ 391	$ 1,148
Trust preferred issuance costs write-off	$ 777		

See notes to consolidated financial statements

(All dollar amounts presented in the tables, except per share amounts, are in thousands)

1. NATURE OF OPERATIONS

Sun Bancorp, Inc. (the "Company") is registered as a bank holding company under the Bank Holding Company Act of 1956, as amended. The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Sun Capital Trust ("SunTrust I") (liquidated in April 2002), Sun Capital Trust II ("SunTrust II"), Sun Capital Trust III ("SunTrust III"), Sun Capital Trust IV ("SunTrust IV"), Sun National Bank (the "Bank") and the Bank's wholly owned subsidiaries, Med-Vine, Inc., Sun Financial Services, L.L.C. and 2020 Properties, L.L.C. All significant intercompany balances and transactions have been eliminated. (See also Note 3.)

The Company and the Bank have their administrative offices in Vineland, New Jersey. At December 31, 2002, the Company had 75 financial service centers located throughout central and southern New Jersey, New Castle County, Delaware and in Philadelphia, Pennsylvania. The Company's principal business is to serve as a holding company for the Bank. The Company's outstanding common stock is traded on the Nasdaq National Market under the symbol "SNBC." The Company is subject to reporting requirements of the Securities and Exchange Commission. Sun Trust II, Sun Trust III and Sun Trust IV are Delaware business trusts which hold Junior Subordinated Debentures issued by the Company. The Bank is in the business of attracting customer deposits through their Community Banking Centers and investing these funds, together with borrowed funds and cash from operations, in loans, primarily commercial real estate, small business and non-real estate loans, as well as mortgage-backed and investment securities. The Bank's primary regulatory agency is the Office of the Comptroller of the Currency (the "OCC"). Med-Vine, Inc. is a Delaware holding company that holds a portion of the Bank's investment portfolio. The principal business of Med-Vine, Inc. is investing. The principal business of Sun Financial Services, L.L.C. is to provide annuities and insurance products in the Bank's Community Banking Centers through a contract with a third-party licensed insurance agent. The principal business of 2020 Properties, L.L.C. is to acquire certain loans, judgments, real estate and other assets in satisfaction of debts previously contracted by the Bank.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates in the Preparation of Financial Statements—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. The significant estimates include the allowance for loan losses, goodwill, core deposit and other intangible assets, and deferred tax asset valuation allowance. Actual results could differ from those estimates.

Investment Securities—The Company accounts for debt securities as follows:

Held to Maturity—Debt securities that management has the positive intent and ability to hold until maturity are classified as held to maturity and carried at their remaining unpaid principal balance, net of unamortized premiums or unaccreted discounts. Premiums are amortized and discounts are accreted using the interest method over the estimated remaining term of the underlying security. The Company had no investment securities classified as held to maturity at December 31, 2002 or 2001.

Available for Sale—Debt securities that will be held for indefinite periods of time, including securities that may be sold in response to changes to market interest or prepayment rates, needs for liquidity, and changes in the availability of and the yield of alternative investments, are classified as available for sale. These assets are carried at fair value. Fair value is determined using published quotes as of the close of business. Unrealized gains and losses are excluded from earnings and are reported net of tax as other comprehensive income or loss until realized. Realized gains and losses on the sale of investment securities are reported in the consolidated statement of income and determined using the adjusted cost of the specific security sold.

Loans Purchased—The discounts and premiums resulting from the purchase of loans are amortized to income using the interest method over the remaining period to contractual maturity, adjusted for anticipated prepayments.

Loans Held for Sale—Included in loans receivable is approximately $3,010,000 and $1,621,000 of loans held for sale at December 31, 2002 and 2001, respectively. These loans were carried at the lower of cost or fair value, on an aggregate basis.

Deferred Loan Fees—Loan fees net of certain direct loan origination costs are deferred and the balance is amortized to income as a yield adjustment over the life of the loan using the interest method.

Interest Income on Loans—Interest on commercial, small business, real estate and installment loans is credited to operations based upon the principal amount outstanding. Interest accruals are generally discontinued when a loan becomes 90 days past due or when principal or interest is considered doubtful of collection. When interest accruals are discontinued, interest credited to income in the current year is reversed and interest accrued in the prior year is charged to the allowance for loan losses.

Allowance for Loan Losses—The allowance for loan losses is determined by management based upon past experience, evaluation of estimated loss and impairment in the loan portfolio, current economic conditions and other pertinent factors. The allowance for loan losses is maintained at a level that management considers adequate to provide for estimated losses and impairment based upon an evaluation of known and inherent risk in the loan portfolio. Loan impairment is evaluated based on the fair value of collateral or estimated net realizable value. While management uses the best information available to make such evaluations, future adjustments to the allowance may be necessary if economic conditions differ substantially from the assumptions used in making the evaluations.

In July 2001, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin ("SAB") No. 102, *Selected Loan Loss Allowance Methodology and Documentation Issues*. SAB No. 102 expresses the SEC staff's views on the development, documentation and application of a systematic methodology for determining the allowance for loan losses in accordance with accounting principles generally accepted in the United States of America. In addition, in July 2001, the federal banking agencies issued guidance on this topic through the Federal Financial Institutions Examination Council interagency guidance, *Policy Statement on Allowance for Loan and Lease Losses Methodologies and Documentation for Banks and Savings Institutions*. In management's opinion, the Bank's methodology and documentation of the allowance for loan losses meets the guidance issued.

Restricted Equity Securities—Equity securities of bankers' banks are classified as restricted equity securities because ownership is restricted and there is not an established market for their resale. These securities are carried at cost and are periodically evaluated for impairment.

Bank Properties and Equipment—Bank properties and equipment are stated at cost, less allowances for depreciation. The provision for depreciation is computed by the straight-line method based on the estimated useful lives of the assets. For leasehold improvements, depreciation is computed by the straight-line method based on the estimated useful lives of the assets or the term of the lease including renewals, whichever is shorter.

Real Estate Owned—Real estate owned is comprised of property acquired through foreclosure and bank property and equipment that is not in use. It is carried at the lower of the related loan balance or fair value of the property based on an appraisal less estimated cost to dispose. Losses arising from foreclosure transactions are charged against the allowance for loan losses. Gains or losses subsequent to foreclosure are included in operations.

Goodwill and Other Intangible Assets—In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 142, *Goodwill and Other Intangible Assets*. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001 to all goodwill and other intangible assets recognized in an entity's statement of financial position at that date, regardless of when those assets were initially recognized. However, SFAS No. 142 did not change the accounting prescribed for certain acquisitions by banking and thrift institutions, resulting in continued amortization of the excess of cost over fair value of net assets acquired under SFAS No. 72, *Accounting for Certain Acquisitions of Banking or Thrift Institutions*.

In October 2002, the FASB issued SFAS No. 147, *Acquisitions of Certain Financial Institutions*, which allows financial institutions meeting certain criteria to reclassify their unidentifiable intangible asset balances to goodwill and retroactively cease amortization beginning as of January 1, 2002. The Company adopted SFAS No. 147 on October 1, 2002, and as required by the standard, the Company restated earnings for the quarterly periods ended March 31, 2002, June 30, 2002 and September 30, 2002 (see Note 28).

Goodwill is the excess of the fair value of liabilities assumed over the fair value of tangible and identifiable intangible assets acquired in a business combination. It is not amortized but is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. Impairment is the condition that exists when the carrying amount of goodwill exceeds its implied fair value. The Company uses a third-party appraisal to assist management in identifying impairment. The Company believes that its goodwill was not impaired during 2002 and 2001.

Other intangible assets consist of core deposit intangibles and Excess of Cost over Fair Value of Assets Acquired ("SFAS No. 72 Intangibles"), net of accumulated amortization. Core deposit intangibles are amortized by the straight-line method over 10 or 15 years. SFAS No. 72 Intangibles are amortized by the straight-line method over 15 years.

A reconciliation of previously reported net income and earnings per share to the amounts adjusted for the exclusion of goodwill amortization, net of tax, follows. The per share amounts have been restated to retroactively give effect to stock dividends.

Years Ended December 31,	2001	2000
Net income:		
Reported net income	$1,328	$ 8,780
Add: goodwill amortization, net of tax	5,161	5,200
Adjusted net income	$6,489	$13,980
Basic earnings per share:		
Reported basic earnings per share	$ 0.12	$ 0.82
Add: goodwill amortization, net of tax	0.47	0.49
Adjusted basic net income per share	$ 0.59	$ 1.31
Diluted earnings per share:		
Reported diluted earnings per share	$ 0.12	$ 0.81
Add: goodwill amortization, net of tax	0.47	0.48
Adjusted diluted net income per share	$ 0.59	$ 1.29

Long-Lived Assets—Management evaluates the carrying amount of long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Measurement of an impaired loss for long-lived assets and intangibles would be based on the fair value of the asset. For the years ended December 31, 2001 and 2000, the Company recognized a $100,000 and a $369,000 impairment loss, respectively, based on this evaluation. For the year ended December 31, 2002, the Company did not recognize an impairment loss based on this evaluation.

Income Taxes—Deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. A deferred tax liability is recognized for temporary differences that will result in taxable amounts in future years. A deferred tax asset is recognized for temporary differences that will result in deductible amounts in future years and for carryforwards. A valuation allowance is recognized if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realized.

Treasury Stock—Stock held in treasury by the Company is accounted for using the cost method which treats stock held in treasury as a reduction to total shareholders' equity.

Cash and Cash Equivalents—For purposes of reporting cash flows, cash and cash equivalents include cash and amounts due from banks and federal funds sold.

Earnings Per Share—Basic earnings per share is computed by dividing income available to common shareholders (in 2002, net income less trust preferred issuance costs write-off), ("Income Available") by the weighted average number of shares of common stock outstanding during the year. Diluted earnings per share is calculated by dividing Income Available by the weighted average number of shares of common stock and common stock equivalents outstanding decreased by the number of common shares that are assumed to have been repurchased with the proceeds from the exercise of the options (treasury stock method) along with the assumed tax benefit from the exercise of non-qualified options. These purchases were assumed to have been made at the average market price of the common stock, which is based on the average price on common shares sold. Retroactive recognition has been given to market values, common stock outstanding and potential common shares for periods prior to the date of the Company's stock dividends.

Stock Dividend—On April 25, 2002, May 17, 2001 and June 2, 2000, the Company's Board of Directors declared 5% stock dividends, which were paid on May 23, 2002, June 13, 2001 and June 21, 2000, respectively, to shareholders of record on May 2, 2002, May 31, 2001 and June 7, 2000, respectively. Accordingly, per share information for the years ended December 31, 2001 and 2000 have been restated to reflect the increased number of shares outstanding. The 2000 stock dividend and a portion of the 2001 stock dividend were paid by reissuing treasury stock (see Note 27).

Other Comprehensive Income—The Company classifies items of other comprehensive income by their nature and displays the accumulated balance of other comprehensive income separately from retained earnings and surplus in the equity section of a statement of financial position. Amounts categorized as other comprehensive income represent net unrealized gains or losses on investment securities available for sale, net of income taxes. Reclassifications are made to avoid double counting in comprehensive income items which are displayed as part of net income for the period. These reclassifications are as follows:

Disclosure of reclassification amounts, net of taxes, for the years ended,	**2002**	2001	2000
Net appreciation on securities available for sale arising during the year	**$ 7,615**	$10,406	$15,841
Less: Reclassification adjustment for net gains (losses) included in net income	**(1,661)**	261	(1,014)
Net change in unrealized gain (loss) on securities available for sale	**$ 5,954**	$10,145	$16,855



Accounting for Stock Options—The Company accounts for stock-based compensation using the intrinsic value method that recognizes as expense the difference between the market value of the stock and the exercise price at grant date. The Company has not recognized any compensation expense under this method. The Company discloses the pro forma effects of accounting for stock-based compensation using the fair value method (using the Black-Scholes model) as described in SFAS No. 123.

In December 2002, the FASB issued SFAS No. 148, *Accounting for Stock-Based Compensation—Transition and Disclosure, an amendment of FASB Statement No. 123.* SFAS No. 148 amends SFAS No. 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. This statement is effective for financial statements for fiscal years ending after December 15, 2002. The Company has provided the required disclosures in the tables below.

At December 31, 2002, the Company has three stock-based employee compensation plans, which are described more fully in Note 16. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation.

For the Years Ended December 31,	2002	2001	2000
Net income, as reported	$10,378	$1,328	$ 8,780
Deduct total stock-based compensation expense determined under fair-value based method (net of tax)	(2,368)	(844)	(2,585)
Pro forma net income	$ 8,010	$ 484	$ 6,195
Earnings per share:			
Basic—as reported	$ 0.86	$ 0.12	$ 0.82
Basic—pro forma	$ 0.65	$ 0.04	$ 0.58
Diluted—as reported	$ 0.83	$ 0.12	$ 0.81
Diluted—pro forma	$ 0.62	$ 0.04	$ 0.57

Significant assumptions used to calculate the above fair value of the awards are as follows:

	2002	2001	2000
Weighted average fair value of options granted during the year	$6.58	$5.29	$5.29
Risk free rate of return	4.30%	5.03%	5.29%
Expected option life in months	120	120	120
Expected volatility	38%	51%	71%
Expected dividends	0	0	0

Recent Accounting Principles—In April 2002, the FASB issued SFAS No. 145, *Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections*. The provisions of this statement related to the rescission of SFAS No. 4 are effective for fiscal years beginning after May 15, 2002. Certain provisions of the statement relating to SFAS No. 13 are effective for transactions occurring after May 15, 2002. All other provisions of the statement are effective for financial statements issued on or after May 15, 2002. This statement had no impact on the Company's financial statements.

In July 2002, the FASB issued SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities.* The standard requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Examples of costs covered by the standard include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing or other exit or disposal activity. SFAS No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002.

In November 2002, the FASB issued FASB Interpretation ("FIN") No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others*. This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. This Interpretation also incorporates, without change, the guidance in FIN No. 34, *Disclosure of Indirect Guarantees of Indebtedness of Others*, which is being superseded. The initial recognition and initial measurement provisions of this Interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor's fiscal year-end. The disclosure requirements in this Interpretation are effective for financial statements of interim or annual periods ending after December 15, 2002. The Company currently has no guarantees that would be required to be recognized, measured or disclosed under this Interpretation.



In January 2003, the FASB issued FIN No. 46, *Consolidation of Variable Interest Entities*. The Interpretation clarifies the application of Accounting Research Bulletin No. 51, *Consolidated Financial Statements*, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The Company is not a party to any variable interest entities covered by the Interpretation.

Reclassifications—Certain reclassifications have been made in the 2001 and 2000 consolidated financial statements to conform to those classifications used in 2002.

3. ACQUISITIONS

In November 2001, the Company completed its reorganization from a multi-bank holding company to a single bank holding company with the merger of Sun National Bank, Delaware into the Bank. Sun National Bank, Delaware was merged into Delaware City Bank, a building and loan association located in Delaware City, Delaware. The Company acquired all the outstanding shares of Delaware City Bank for approximately $500,000 and immediately thereafter Delaware City Bank merged into the Bank. The transaction had no material impact on the financial position, results of operations, or cash flows of the Company and was accounted for as a purchase.

4. INVESTMENT SECURITIES AVAILABLE FOR SALE

The amortized cost of investment securities available for sale and the approximate fair value were as follows:

December 31, 2002	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S. Treasury obligations	**$ 54,400**	**$1,144**		**$ 55,544**
U.S. Government agencies and mortgage-backed securities	**567,200**	**6,362**	**$ (251)**	**573,311**
State and municipal obligations	**70,672**	**1,106**	**(110)**	**71,668**
Other	**22,690**		**(12)**	**22,678**
Total	**$714,962**	**$8,612**	**$ (373)**	**$723,201**

December 31, 2001	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S. Treasury obligations	$ 51,809	$ 604	$ (24)	$ 52,389
U.S. Government agencies and mortgage-backed securities	551,584	2,135	(2,616)	551,103
State and municipal obligations	43,692	140	(1,021)	42,811
Other	1,255			1,255
Total	$648,340	$2,879	$(3,661)	$647,558

During 2002, the Company sold $171,391,000 of securities available for sale resulting in a gross gain and gross loss of $2,546,000 and $29,000, respectively. During 2001, the Company sold $115,976,000 of securities available for sale resulting in a gross gain and gross loss of $472,000 and $76,000, respectively. During 2000, the Company sold $75,274,000 of securities available for sale resulting in a gross gain and gross loss of $7,000 and $318,000, respectively.

The maturity schedule of the investment in debt securities available for sale is as follows:

December 31, 2002	Amortized Cost	Estimated Fair Value
Due in one year or less	**$137,744**	**$138,785**
Due after one year through five years	**152,861**	**153,991**
Due after five years through ten years	**29,935**	**30,959**
Due after ten years	**15,724**	**15,876**
	336,264	**339,611**
Mortgage-backed securities	**378,698**	**383,590**
Total	**$714,962**	**$723,201**

At December 31, 2002, $147,567,000 of U.S. Treasury Notes and U.S. Government Agency securities was pledged to secure public deposits.

5. LOANS

The components of loans were as follows:

December 31,	2002	2001
Commercial and industrial	$ 1,043,885	$ 911,145
Home equity	44,603	23,854
Second mortgages	47,458	49,047
Residential real estate	43,375	55,282
Installment	54,095	63,609
Total gross loans	1,233,416	1,102,937
Allowance for loan losses	(16,408)	(13,332)
Net loans	$ 1,217,008	$1,089,605
Non-accrual loans	$ 9,963	$ 9,123

There were no irrevocable commitments to lend additional funds on non-accrual loans at December 31, 2002. The reduction in interest income resulting from non-accrual loans was $984,000, $728,000 and $352,000 for the years ended December 31, 2002, 2001 and 2000, respectively. Interest income recognized on these loans for the years ended December 31, 2002, 2001 and 2000 was $442,000, $589,000 and $192,000, respectively.

Certain officers, directors and their associates (related parties) have loans and conduct other transactions with the Company. Such transactions are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for other non-related party transactions. The aggregate dollar amount of these loans to related parties as of December 31, 2002 and 2001, along with an analysis of the activity for the years ended December 31, 2002 and 2001, is summarized as follows:

For the Years Ended December 31,	2002	2001
Balance, beginning of year	$27,044	$26,571
Additions	12,836	10,004
Repayments	(7,550)	(9,531)
Balance, end of year	$32,330	$27,044

Under approved lending decisions, the Company had commitments to lend additional funds totaling approximately $317,733,000 and $202,044,000 at December 31, 2002 and 2001, respectively. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on an individual basis. The type and amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the borrower.

Most of the Company's business activity is with customers located within its local market area. Generally, commercial real estate, residential real estate and other assets secure loans. The ultimate repayment of loans is dependent, to a certain degree, on the local economy and real estate market.

6. ALLOWANCE FOR LOAN LOSSES

An analysis of the change in the allowance for loan losses is as follows:

For the Years Ended December 31,	2002	2001	2000
Balance, beginning of year	$13,332	$10,486	$ 8,472
Charge-offs	(1,609)	(5,416)	(601)
Recoveries	510	467	35
Net charge-offs	(1,099)	(4,949)	(566)
Provision for loan losses	4,175	7,795	2,580
Balance, end of year	$16,408	$ 13,332	$10,486

The provision for loan losses charged to expense is based upon past loan and loss experience and an evaluation of estimated losses in the current loan portfolio, including the evaluation of impaired loans under SFAS Nos. 114 and 118 issued by the FASB. A loan is considered to be impaired when, based upon current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan.



An insignificant delay or insignificant shortfall in amount of payments does not necessarily result in the loan being identified as impaired. For this purpose, delays less than 90 days are considered to be insignificant.

Impairment losses are included in the provision for loan losses. Large groups of smaller balance, homogeneous loans are collectively evaluated for impairment, except for those loans restructured under a troubled debt restructuring. Loans collectively evaluated for impairment include consumer loans and residential real estate loans, and are not included in the data that follow:

December 31,	2002	2001
Impaired loans with related reserve for loan losses calculated under SFAS No. 114	$25,511	$1,643
Impaired loans with no related reserve for loan losses calculated under SFAS No. 114	4,051	6,101
Total impaired loans	$29,562	$7,744

For the Years Ended December 31,	2002	2001	2000
Average impaired loans	$13,471	$6,787	$2,389
Interest income recognized on impaired loans	$ 1,936	$ 558	$ 101
Cash basis interest income recognized on impaired loans	$ 2,013	$ 651	$ 107

During 2002, the Company classified two credits aggregating $13.5 million as restructured loans within the definition of SFAS No. 15. These loans have had a temporary modification of terms to provide near-term cash flow relief to the borrowers. At December 31, 2002, these loans, as restructured, were current and well collateralized. These loans were not classified as non-accrual and were not considered non-performing.

At December 31, 2002, there were two commercial relationships aggregating $7.0 million for which payments are current, but where the borrowers were experiencing financial difficulties, that were not classified as non-accrual and were not considered non-performing. At December 31, 2002, these loans were current and well collateralized.

Interest payments on impaired loans are typically applied to principal unless the ability to collect the principal amount is fully assured, in which case interest is recognized on the cash basis.

Commercial loans and commercial real estate loans are placed on non-accrual at the time the loan is 90 days delinquent unless the credit is well secured and in the process of collection. Generally, commercial loans are charged off no later than 120 days delinquent unless the loan is well secured and in the process of collection, or other extenuating circumstances support collection. Residential real estate loans are typically placed on non-accrual at the time the loan is 90 days delinquent. Other consumer loans are typically charged off at 90 days delinquent. In all cases, loans must be placed on non-accrual or charged off at an earlier date if collection of principal or interest is considered doubtful.

7. RESTRICTED EQUITY INVESTMENTS

The cost of restricted equity investments was as follows:

December 31,	2002	2001
Federal Reserve Bank stock	$ 4,270	$ 3,344
Federal Home Loan Bank stock	7,257	9,134
Atlantic Central Bankers Bank stock	83	83
Total	$11,610	$12,561

8. BANK PROPERTIES AND EQUIPMENT

Bank properties and equipment consist of the following major classifications:

December 31,	2002	2001
Land	$ 6,578	$ 6,578
Buildings	15,704	15,601
Leasehold improvements and equipment	18,881	15,356
	41,163	37,535
Accumulated depreciation	(11,695)	(9,355)
Total	$29,468	$28,180



9. REAL ESTATE OWNED

Real estate owned consisted of the following:

December 31,	2002	2001
Commercial properties	$447	$254
Residential properties	148	35
Bank properties	309	609
Total	$904	$898

Expenses applicable to real estate owned include the following:

For the Years Ended December 31,	2002	2001	2000
Net (gain) loss on sales of real estate	$ (87)	$ (44)	$ 8
Provision for losses	117	73	56
Operating expenses, net of rental income	145	294	114
Total	$175	$323	$178

10. GOODWILL AND OTHER INTANGIBLE ASSETS

Changes in the carrying amount of goodwill are as follows:

For the Years Ended December 31,	2002	2001
Balance beginning of year	$ 0	$0
Goodwill reclassified in accordance with SFAS No. 147	19,672	0
Balance end of year	$19,672	$0

Information regarding the Company's intangible assets follows:

December 31, 2002	Carrying Amount	Accumulated Amortization	Net
Core Deposit Premium	$ 22,198	$ 11,957	$ 10,241
Excess of cost over fair value of assets acquired	49,579	20,365	29,214
Goodwill reclassified in accordance with SFAS No. 147	(31,881)	(12,209)	(19,672)
Net excess of cost over fair value of assets acquired	17,698	8,156	9,542
Total intangible assets	$ 39,896	$ 15,931	$ 19,783
December 31, 2001			
Core Deposit Premium	$ 22,198	$ 9,265	$ 12,933
Excess of cost over fair value of assets acquired	49,579	18,875	30,704
Total intangible assets	$ 71,777	$ 28,140	$ 43,637

Information regarding the Company's amortization expense follows:

Actual for Year Ended December 31,	
2002	$4,182
2001	$7,820
2000	$7,879

Expected for Year Ending December 31,	
2003	$ 3,699
2004	3,562
2005	1,930
2006	1,826
2007	1,810
Thereafter	6,956
Total	$19,783

11. DEPOSITS

Deposits consist of the following major classifications:

December 31,	2002	2001
Demand deposits	$ 949,827	$ 803,933
Savings deposits	328,508	275,146
Time certificates under $100,000	306,622	363,199
Time certificates $100,000 or more	105,505	130,060
Total	$1,690,462	$1,572,338

Of the total demand deposits, approximately $322,433,000 and $280,196,000 are non-interest bearing at December 31, 2002 and 2001, respectively.

A summary of certificates by year of maturity is as follows:

Years Ending December 31,	
2003	$286,515
2004	62,405
2005	22,341
Thereafter	41,866
Total	$412,127

A summary of interest expense on deposits is as follows:

For the Years Ended December 31,	2002	2001	2000
Savings deposits	$ 6,821	$ 5,929	$ 3,417
Time certificates	17,494	33,917	37,312
Interest-bearing demand deposits	10,789	12,412	12,320
Total	$35,104	$52,258	$53,049

12. ADVANCES FROM THE FEDERAL HOME LOAN BANK

Federal Home Loan Bank ("FHLB") advances are collateralized under a blanket collateral lien agreement. Advances were as follows:

December 31,	2002	2001
Convertible rate advances	$ 45,000	$45,000
Term amortizing advances	89,060	29,008
Term non-amortizing advances	8,200	
Total	$142,260	$74,008

Convertible rate advances represents three advances as follows:

December 31,		2002	2001
Original principal	$10,000		
Fixed interest rate	6.93%		
Funding date	June 27, 2000		
Maturity date	June 27, 2003		
Convertible date	June 27, 2002		
Balance		$10,000	$10,000
Original principal	$10,000		
Fixed interest rate	6.87%		
Funding date	June 29, 2000		
Maturity date	June 29, 2003		
Convertible date	June 29, 2002		
Balance		10,000	10,000
Original principal	$25,000		
Fixed interest rate	6.49%		
Funding date	October 12, 2000		
Maturity date	October 12, 2007		
Convertible date	October 12, 2005		
Balance		25,000	25,000
Total		$45,000	$45,000

Payments are interest only and are made quarterly. On the convertible date and each quarter thereafter, the FHLB has the option to convert these advances at then current market rates. The Company has the option of replacing the funding or repaying the advance.

Term amortizing advances are as follows:

December 31,		2002	2001
Original principal	$1,800		
Interest rate	5.404%		
Monthly payment	$12		
Maturity date	October 8, 2008		
Balance		$ 1,571	$1,632
Original principal	$2,600		
Interest rate	5.867%		
Monthly payment	$18		
Maturity date	November 26, 2018		
Balance		2,291	2,376
Original principal	$25,000		
Interest rate	3.890%		
Monthly payment	$459		
Maturity date	November 15, 2006		
Balance		20,381	25,000
Original principal	$25,000		
Interest rate	4.200%		
Monthly payment	$463		
Maturity date	January 10, 2007		
Balance		21,189	
Original principal	$25,000		
Interest rate	4.200%		
Monthly payment	$463		
Maturity date	January 30, 2007		
Balance		21,189	
Original principal	$25,000		
Interest rate	4.740%		
Monthly payment	$350		
Maturity date	January 30, 2009		
Balance		22,439	
Total		$89,060	$29,008



Term non-amortizing advances—On June 6, 2002, the Company executed an $8.2 million Rural Development Commitment advance, at a rate of 4.854%, maturing on June 6, 2007. Monthly payments are interest only during the term of the advance. There is no convertible option.

Interest expense on FHLB advances was $7,347,000, $3,413,000 and $4,628,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

13. SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

During 2002 and 2001, the Company entered into overnight repurchase agreements with customers. At December 31, 2002 and 2001, the amounts outstanding were $61,860,000 and $84,928,000, respectively. At December 31, 2002, the amounts were borrowed at interest rates ranging from 0.25% to 1.22%. At December 31, 2001, the amounts were borrowed at interest rates ranging from 0.25% to 2.00%. Interest expense on customer repurchase agreements was $739,000, $2,437,000 and $4,446,000 for the years ended December 31, 2002, 2001 and 2000, respectively. Collateral for customer repurchase agreements were U.S. Treasury notes. The market value of the collateral was approximately equal to the amounts outstanding.

During 2001 and 2000, the Company entered into repurchase agreements with the FHLB. At December 31, 2002 and 2001, there was no amount outstanding. Interest expense on FHLB repurchase agreements was $6,456,000 and $21,410,000 for the years ended December 31, 2001 and 2000, respectively. Collateral for the repurchase agreements were U.S. Government agency collateralized mortgage obligations.

14. OTHER BORROWED FUNDS

In connection with an acquisition in 1998, the Bank assumed a loan payable in the amount of $1,160,000. The borrowing consisted of a single loan from the City of Wilmington, Delaware (the "City") in accordance with the City's "Loans-to-Lenders" program that provides low-cost financing to qualified participants. The loan with the City was a variable rate, interest-only note adjusted weekly and matured January 1, 2003. At December 31, 2002 and 2001, the interest rate on the loan was 1.70% and 1.75%, respectively.

15. STOCK REPURCHASE PLAN

In February 2002, the Board of Directors of the Company authorized the initiation of a stock repurchase plan covering up to approximately 3%, or 320,000 shares, adjusted for stock dividend, of the Company's outstanding common stock. The repurchases were made from time to time in open-market transactions, subject to the availability of the stock. As of December 31, 2002, the Company had 86,250 shares repurchased for an aggregate price of approximately $1,046,000.

16. STOCK OPTION PLANS

In January 2002, the Board of Directors of the Company adopted a Stock Option Plan (the "2002 Plan"). Options granted under the 2002 Plan may be either qualified incentive stock options or nonqualified options as determined by the Compensation Committee of the Board of Directors or the Board of Directors. Options granted under the 2002 Plan are at the estimated fair value at the date of grant. There are 787,500 shares authorized for grants of options under the 2002 Plan. The grant of "reload" options is authorized under the 2002 Plan. The award of a reload option allows the optionee to receive the grant of an additional stock option, at the then current market price, in the event that such optionee exercises all or part of an option (an "original option") by surrendering already owned shares of common stock in full or partial payment of the option price under such original option. The exercise of an additional option issued in accordance with the "reload" feature will reduce the total number of shares eligible for award under the Plan. Under the 2002 Plan, the nonqualified options expire ten years and ten days after the date of grant, unless terminated earlier under the option terms. The incentive options expire ten years after the date of grant, unless terminated earlier under the option terms. The vesting provision of the 2002 Plan allows 20% of options granted to employees to vest six months after the date of grant, and 20% for each of the next four anniversaries of the grant, subject to employment and other conditions. The vesting provision of the 2002 Plan generally allows options granted to directors to vest as of the date of grant. At December 31, 2002, there were 772,800 options outstanding with the "reload" feature under the 2002 Plan.

In 1997, the Company adopted a Stock Option Plan (the "1997 Plan"). Options granted under the 1997 Plan may be either qualified incentive stock options or nonqualified options as determined by the Compensation Committee of the Board of Directors or the Board of Directors. Options granted under the 1997 Plan are at the estimated fair value at the date of grant. There are 1,180,993 shares authorized for grants of options under the 1997 Plan. At December 31, 2002, there were 1,174,028 options outstanding with the "reload" feature under the 1997 Plan.

In 1995, the Company adopted a Stock Option Plan (the "1995 Plan"). There are 697,671 shares authorized for grants of options under the 1995 Plan. Options granted under the 1995 Plan were either qualified incentive stock options or nonqualified options as determined by the Compensation Committee of the Board of Directors or the Board of Directors. Options granted under the 1995 Plan were at the estimated fair value at the date of grant.



Under the 1995 and 1997 Plans, the nonqualified options expire ten years and ten days after the date of grant, unless terminated earlier under the option terms. The incentive options expire ten years after the date of grant, unless terminated earlier under the option terms. The vesting provision of the 1997 Plan allows for 50% of options to vest one year after the date of grant, and 50% two years after the date of grant, subject to employment and other conditions. All shares granted under the 1995 Plan are fully vested.

There are no equity compensation plans issued by the corporation that were not approved by the shareholders.

Options granted and outstanding under the 1995, 1997 and 2002 Plans, adjusted for 5% stock dividends granted where appropriate, are as follows:

	Incentive	Nonqualified	Total
Options granted and outstanding:			
December 31, 2002 at prices ranging from $4.10 to $18.10 per share	**482,254**	**2,128,611**	**2,610,865**
December 31, 2001 at prices ranging from $4.10 to $18.10 per share	416,137	1,438,515	1,854,652
December 31, 2000 at prices ranging from $2.38 to $18.10 per share	552,879	1,631,923	2,184,802

Activity in the stock option plans for the period beginning January 1, 2000 and ending December 31, 2002 was as follows:

	Number of Shares Outstanding	Weighted Exercise Price Per Share	Options Exercisable
January 1, 2000	2,211,510	$ 8.86	1,527,372
Granted	102,767	$ 6.50	
Exercised	(71,107)	$ 4.52	
Expired	(58,368)	$11.59	
December 31, 2000	2,184,802	$ 8.82	1,767,429
Granted	105,433	$ 8.06	
Exercised	(410,595)	$ 3.77	
Expired	(24,988)	$11.26	
December 31, 2001	1,854,652	$ 9.93	1,712,415
Granted	**1,029,800**	**$11.71**	
Exercised	**(189,754)**	**$ 6.04**	
Expired	**(83,833)**	**$13.18**	
December 31, 2002	**2,610,865**	**$10.69**	**1,757,909**

The following table summarizes stock options outstanding at December 31, 2002.

	Options Outstanding			Options Exercisable	
Range of Exercise Price	Number of Options Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Options Exercisable	Weighted Average Exercise Price
$ 4.10–$ 6.97	495,794	3.56 years	$ 5.10	495,794	$ 5.10
$ 7.26–$ 9.49	320,929	5.74 years	$ 7.91	270,972	$ 7.88
$11.38–$18.10	1,794,142	7.89 years	$12.74	991,143	$13.75
	2,610,865	6.80 years	$10.69	1,757,909	$10.41

17. EMPLOYEE AND DIRECTOR STOCK PURCHASE PLANS

In 1997, the Company adopted an Employee Stock Purchase Plan ("ESPP") and a Directors Stock Purchase Plan ("DSPP") (collectively, the "Purchase Plans") wherein 379,267 shares were reserved for issuance pursuant to the Purchase Plans. Under the terms of the Purchase Plans, the Company grants participants an option to purchase shares of Company common stock with an exercise price equal to 95% of market prices. Under the ESPP, employees are permitted, through payroll deduction, to purchase up to $25,000 of fair market value of common stock per year. Under the DSPP, directors are permitted to remit funds, on a regular basis, to purchase up to $25,000 of fair market value of common stock per year. Participants incur no brokerage commissions or service charges for purchases made under the Purchase Plans. For the years ended December 31, 2002 and 2001, there were 7,222 shares and 9,496 shares, respectively, granted and issued through the ESPP. For the years ended December 31, 2002 and 2001, there were 4,855 shares and 8,342 shares, respectively, granted and issued through the DSPP. At December 31, 2002, there were 198,799 and 14,355 shares remaining in the ESPP and DSPP, respectively.



18. BENEFITS

The Company has established a 401(k) Retirement Plan (the "401(k) Plan") for all qualified employees. Substantially all employees are eligible to participate in the 401(k) Plan following completion of 90 days of service and attaining age 21. The Company's match begins after one year of service. Vesting in the Company's contribution accrues over four years at 25% each year. Effective January 1, 2002, the Company changed the directed trustee and record keeper for the 401(k) Plan, adding more investment options for the participants, among other things. Pursuant to the 401(k) Plan, employees could contribute up to 15% of their compensation to a maximum of $11,000 in 2002 ($12,000 for certain eligible participants) and $10,500 in 2001 and 2000. Effective January 1, 2002, employees could contribute up to 50% of their compensation. The Company matches 50% of the employee contribution, up to 6% of compensation. Beginning in 1998, the Company match consisted of a contribution of Company common stock, at market value. Through December 31, 2001, the Company's contributions were included in shareholders' equity as an issuance of common stock or the reissuance of common stock held as treasury shares. Beginning January 1, 2002, the Company's contributions were purchased through a broker by the directed trustee. Effective January 1, 2002, the Company amended the 401(k) Plan to adopt the provisions of GUST and EGTRRA, a series of tax legislation, and to change the directed trustee. The Company's contribution to the 401(k) Plan was $320,000, $291,000 and $272,000 for the years ended December 31, 2002, 2001 and 2000, respectively. The Company expensed $18,000, $49,000 and $32,000 during 2002, 2001 and 2000, respectively, to administer and audit the 401(k) Plan.

19. COMMITMENTS AND CONTINGENT LIABILITIES

The Company, from time to time, may be a defendant in legal proceedings related to the conduct of its business. Management, after consultation with legal counsel, believes that the liabilities, if any, arising from such litigation and claims will not be material to the consolidated financial statements.

In the normal course of business, the Bank has various commitments and contingent liabilities, such as customers' letters of credit (including standby letters of credit of $42,757,000 and $28,133,000 at December 31, 2002 and 2001, respectively), which are not reflected in the accompanying consolidated financial statements. Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. In the judgment of management, the financial position of the Company will not be affected materially by the final outcome of any contingent liabilities and commitments.

Certain office space of the Company and the Bank is leased from companies affiliated with the chairman under separate agreements with the Company. The Bank is the sub-tenant of one of these leases. Terms of these three agreements at December 31, 2002 were as follows.

Expiration date	October 2017	March 2005	January 2004
Annual Rental	$1,035	$40	$48
Renewal Option Remaining	N/A	1 five-year term	3 five-year terms
Annual Rental Increases	CPI	Fixed	Fixed

Certain office space of the Bank is leased from companies affiliated with certain Directors under separate agreements with the Bank. Terms of these two agreements at December 31, 2002 were as follows.

Expiration date	December 2011	February 2005
Annual Rental	$132	$96
Renewal Option Remaining	N/A	1 five-year term
Annual Rental Increases	Fixed for 5 years	Fixed

The Company believes that each of the related party transactions described above were on terms as fair to the Company as could have been obtained from unaffiliated third parties.

The following table shows future minimum payments under non-cancelable operating leases with initial terms of one year or more at December 31, 2002. Future minimum receipts under sub-lease agreements are not material.

2003	$ 3,528
2004	3,413
2005	3,214
2006	2,988
2007	2,906
Thereafter	15,320
Total	$31,369

Rental expense included in occupancy expense for all operating leases was $3,636,000, $3,195,000 and $3,105,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

20. INCOME TAXES

The income tax provision consists of the following:

For the Years Ended December 31,	2002	2001	2000
Current	$ 6,478	$ 2,899	$ 5,174
Deferred	(1,780)	(2,743)	(1,550)
Total	$ 4,698	$ 156	$ 3,624

Items that gave rise to significant portions of the deferred tax accounts are as follows:

December 31,	2002	2001
Deferred tax asset:		
Allowance for loan losses	$ 6,663	$4,613
Deferred loan fees		58
Goodwill amortization	4,105	3,766
Compensation	413	
Other real estate		346
Unrealized loss on investment securities		266
Other	322	
Valuation allowance	(735)	
Total deferred tax asset	10,768	9,049
Deferred tax liability:		
Property	(864)	(721)
Deferred loan fees	(14)	
Unrealized gain on investment securities	(3,023)	
Other		(174)
Total deferred tax liability	(3,901)	(895)
Net deferred tax asset	$ 6,867	$8,154

The provision for federal income taxes differs from that computed at the statutory rate as follows:

For the Years Ended December 31,	2002		2001		2000	
	Amount	%	Amount	%	Amount	%
Tax computed at the statutory rate	$5,276	35.0	$520	35.0	$4,342	35.0
Surtax exemption	(150)	(1.0)	(15)	(1.0)	(76)	(0.6)
Increase (decrease) in charge resulting from:						
Goodwill amortization			42	2.8	58	0.5
Tax exempt interest (net)	(650)	(4.3)	(571)	(38.4)	(777)	(6.3)
Other, net	222	1.5	180	12.1	77	0.6
Total	$4,698	31.2	$156	10.5	$3,624	29.2

21. EARNINGS PER SHARE

Earnings per share were calculated as follows:

For the Years Ended December 31,	2002	2001	2000
Net income	$10,378	$1,328	$8,780
Less: Trust Preferred issuance costs write-off	777		
Net income available to common shareholders	$ 9,601	$1,328	$8,780
Dilutive stock options outstanding	2,153,823	977,086	953,356
Average exercise price per share	$ 9.45	$ 6.20	$ 4.35
Average market price—diluted	$ 12.97	$ 9.42	$ 6.71
Average common shares outstanding	11,167,988	10,882,849	10,703,028
Increase in shares due to exercise of options—diluted	428,885	191,479	201,656
Adjusted shares outstanding—diluted	11,596,873	11,074,328	10,904,684
Net earnings per share—basic	$ 0.86	$ 0.12	$ 0.82
Net earnings per share—diluted	$ 0.83	$ 0.12	$ 0.81
Options that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS because to do so would have been antidilutive for the period presented	475,042	877,566	1,231,466



22. REGULATORY MATTERS

The Company and the Bank are subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory—and possibly additional discretionary—actions by regulators, that, if undertaken, could have a direct material effect on the Company's and the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

The ability of the Bank to pay dividends to the Company is controlled by certain regulatory restrictions. Permission from the OCC is required if the total of dividends declared in a calendar year exceeds the total of the Bank's net profits, as defined by the OCC, for that year, combined with its retained net profits of the two preceding years. Under such restrictions, the amount available for payment of dividends to the Company by the Bank totaled $14.7 million at December 31, 2002.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of capital (as defined in the regulations) to total adjusted assets (as defined), and of risk-based capital (as defined) to risk-weighted assets (as defined). Management believes, as of December 31, 2002, that the Company and Bank meet all applicable capital adequacy requirements.

As of December 31, 2002, the most recent notification from the OCC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum Total Capital, Tier 1 Capital and Leverage Ratios as set forth in the table below.

	Actual		Required for Capital Adequacy Purposes		To Be Well-Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
At December 31, 2002						
Total Capital (to Risk-Weighted Assets):						
Sun Bancorp, Inc.	$176,688	12.15%	$116,224	8.00%	N/A	
Sun National Bank	$165,322	11.39%	$116,021	8.00%	$145,026	10.00%
Tier I Capital (to Risk-Weighted Assets):						
Sun Bancorp, Inc.	$147,459	10.14%	$ 58,112	4.00%	N/A	
Sun National Bank	$148,639	10.24%	$ 58,010	4.00%	$ 87,016	6.00%
Leverage Ratio:						
Sun Bancorp, Inc.	$147,459	6.84%	$ 86,291	4.00%	N/A	
Sun National Bank	$148,639	6.97%	$ 85,244	4.00%	$106,556	5.00%
At December 31, 2001						
Total Capital (to Risk-Weighted Assets):						
Sun Bancorp, Inc.	$157,949	12.23%	$103,338	8.00%	N/A	
Sun National Bank	$152,206	11.82%	$103,010	8.00%	$128,763	10.00%
Tier I Capital (to Risk-Weighted Assets):						
Sun Bancorp, Inc.	$130,332	10.09%	$ 51,669	4.00%	N/A	
Sun National Bank	$138,424	10.75%	$ 51,505	4.00%	$ 77,258	6.00%
Leverage Ratio:						
Sun Bancorp, Inc.	$130,332	6.90%	$ 75,546	4.00%	N/A	
Sun National Bank	$138,424	7.34%	$ 75,443	4.00%	$ 94,304	5.00%

23. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of SFAS No. 107, *Disclosures about Fair Value of Financial Instruments*. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is necessarily required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

	December 31, 2002		December 31, 2001	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Assets:				
Cash and cash equivalents	$ 65,614	$ 65,614	$ 79,082	$ 79,082
Investment securities available for sale	723,201	723,201	647,558	647,558
Loans receivable, net	1,217,008	1,263,396	1,089,155	1,171,426
Restricted equity investments	11,610	11,610	12,561	12,561
Liabilities:				
Demand deposits	949,827	949,827	803,933	803,933
Savings deposits	328,508	328,508	275,146	275,146
Certificates of deposit	412,127	419,025	493,259	499,305
FHLB advances	142,260	151,399	74,008	78,254
Loan payable	1,160	1,160	1,160	1,160
Securities sold under agreements to repurchase	61,860	61,860	84,928	84,928

Cash and cash equivalents—For cash and cash equivalents, the carrying amount is a reasonable estimate of fair value.

Investment securities—For investment securities, fair values are based on quoted market prices.

Loans receivable—The fair value was estimated by discounting approximate cash flows of the portfolio to achieve a current market yield.

Restricted equity securities—Ownership in equity securities of bankers' bank is restricted and there is no established market for their resale. The carrying amount is a reasonable estimate of fair value.

Demand deposits, savings deposits and certificates of deposit—The fair value of demand deposits and savings deposits is the amount payable on demand at the reporting date. The fair value of certificates of deposit is estimated using rates currently offered for deposits of similar remaining maturities.

Securities sold under agreements to repurchase and loan payable—The fair value is estimated to be the amount payable at the reporting date.

FHLB advances—The fair value was estimated by discounting approximate cash flows of the borrowings to achieve a current market yield.

Commitments to extend credit and letters of credit—The majority of the Bank's commitments to extend credit and letters of credit carry current market interest rates if converted to loans. Because commitments to extend credit and letters of credit are generally not assignable by either the Bank or the borrowers, they only have value to the Bank and the borrowers.

No adjustment was made to the entry-value interest rates for changes in credit performing commercial loans and real estate loans for which there are no known credit concerns. Management segregates loans in appropriate risk categories. Management believes that the risk factor embedded in the entry-value interest rates along with the general reserves applicable to the performing commercial and real estate loan portfolios for which there are no known credit concerns result in a fair valuation of such loans on an entry-value basis.

The fair value estimates presented herein are based on pertinent information available to management as of December 31, 2002 and 2001. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these consolidated financial statements since December 31, 2002 and 2001, and therefore, current estimates of fair value may differ significantly from the amounts presented herein.

24. INTEREST RATE RISK

The Company's exposure to interest rate risk results from the difference in maturities and repricing characteristics of the interest-bearing liabilities and interest-earning assets and the volatility of interest rates. For the majority of 2002, the Company was asset sensitive. At December 31, 2002, the Company's assets have shorter maturity or repricing terms than its liabilities, the Company's earnings will tend to be negatively affected during periods of declining interest rates. Conversely, this mismatch should benefit the Company during periods of increasing interest rates. Management monitors the relationship between the interest rate sensitivity of the Company's assets and liabilities.



25. GUARANTEED PREFERRED BENEFICIAL INTEREST IN COMPANY'S SUBORDINATED DEBT

Guaranteed preferred beneficial interest in Company's subordinated debt consists of the following:

December 31,	2002	2001
Sun Trust I		$28,040
Sun Trust II	$29,274	29,287
Sun Trust III	20,000	
Sun Trust IV	10,000	
	$59,274	$57,327

In 1997, the Company's subsidiary, Sun Capital Trust ("Sun Trust I") issued $28.75 million of 9.85% Preferred Securities ("Sun Trust I Preferred Securities") with a stated value and liquidation preference of $25 per share. The proceeds from the sale of Sun Trust I Preferred Securities were utilized by Sun Trust I to invest in $28.75 million of 9.85% Junior Subordinated Debentures (the "Sun Trust I Debentures") of the Company, due March 2027.

In 1998, Sun Capital Trust II ("Sun Trust II"), a statutory business trust created under Delaware law that is a subsidiary of the Company, issued $29.9 million, 8.875% Preferred Securities (the "Sun Trust II Preferred Securities") with a stated value and liquidation preference of $10 per share. The obligations of Sun Trust II under Sun Trust II Preferred Securities issued are fully and unconditionally guaranteed by the Company. The proceeds from the sale of Sun Trust II Preferred Securities were utilized by Sun Trust II to invest in $29.9 million of 8.875% Junior Subordinated Debentures (the "Sun Trust II Debentures") of the Company. Sun Trust II Debentures are unsecured and rank subordinate and junior in right of payment to all indebtedness, liabilities and obligations of the Company, except that they rank *pari passu* with the Sun Trust III and Sun Trust IV Debentures described below. Sun Trust II Debentures represent the sole assets of Sun Trust II. Interest on Sun Trust II Preferred Securities is cumulative and payable quarterly in arrears. The Company has the right to optionally redeem Sun Trust II Debentures prior to the maturity date of December 31, 2028, on or after December 31, 2003, at 100% of the stated liquidation amount, plus accrued and unpaid distributions, if any, to the redemption date. Under the occurrence of certain events, the Company may redeem in whole, but not in part, Sun Trust II Debentures prior to December 31, 2003. Proceeds from any redemption of Sun Trust II Debentures would cause a mandatory redemption of Sun Trust II Preferred Securities having an aggregate liquidation amount equal to the principal amount of Sun Trust II Debentures redeemed.

In 2002, the Company notified the holders of the outstanding $28.0 million of 9.85% Sun Trust I Preferred Securities of its intention to call these securities contemporaneously with the redemption of the Sun Trust I Debentures on April 1, 2002. The Company wrote down the unamortized debt issuance costs of the called securities in the amount of $777,000, net of income tax, through a charge to equity. The Company funded this call with short-term borrowings of $25.0 million and a $3.0 million dividend from Sun.

In March 2002, the Company formed a subsidiary, Sun Capital Trust III ("SunTrust III"). During April 2002, SunTrust III issued $20.0 million of Pooled Floating Rate Capital Securities ("Sun Trust III Capital Securities") with a stated value and liquidation preference of $1,000 per share. The proceeds were used to pay down $20.0 million of short-term borrowings, used to partially fund the Sun Trust I security call described above. The variable annual rate of interest resets semi-annually and is equal to LIBOR plus 3.70% (the "Coupon Rate"), with an initial rate of 6.02%, and will not exceed 11.00% through five years from its issuance. The Coupon Rate at December 31, 2002 was 5.32%. The obligations of Sun Trust III under Sun Trust III Capital Securities are fully and unconditionally guaranteed by the Company. The proceeds from the sale of Sun Trust III Capital Securities were utilized by Sun Trust III to invest in Sun Trust III Debentures, (the "Sun Trust III Debentures") of the Company. Sun Trust III Debentures are unsecured and rank subordinate and junior in right of payment to all indebtedness, liabilities and obligations of the Company, except that they rank *pari passu* with Sun Trust II and Sun Trust IV Debentures. Sun Trust III Debentures represent the sole assets of Sun Trust III. Interest on Sun Trust III Preferred Securities is cumulative and payable semi-annually in arrears. The Company has the right to optionally redeem Sun Trust III Debentures prior to the scheduled maturity date of April 22, 2032, at 100% of the stated liquidation amount, plus accrued and unpaid distributions, if any, to the redemption date. Under the occurrence of certain events, the Company may redeem in whole, but not in part, Sun Trust III Debentures prior to April 22, 2007. Proceeds from any redemption of Sun Trust III Debentures would cause a mandatory redemption of Sun Trust III Capital Securities having an aggregate liquidation amount equal to the principal amount of Sun Trust III Debentures redeemed.

In June 2002, the Company formed a subsidiary, Sun Capital Trust IV ("SunTrust IV"). During July 2002, SunTrust IV issued $10.0 million of Pooled Floating Rate Capital Securities ("Sun Trust IV Capital Securities") with a stated value and liquidation preference of $1,000 per share. The proceeds were used to pay down $5.0 million of short-term borrowings used to partially fund the Sun Trust I security call described above, and for general corporate purposes. The variable annual rate of interest resets quarterly and is equal to LIBOR plus 3.65% (the "Coupon Rate"), with an initial rate of 5.51%, and will not exceed 11.95% through five years from its issuance. The Coupon Rate at December 31, 2002 was 5.43%. The obligations of Sun Trust IV under Sun Trust IV Capital Securities are fully and unconditionally guaranteed by the Company. The proceeds from the sale of Sun Trust IV Capital Securities were utilized by Sun Trust IV to invest in Sun Trust IV Debentures, (the "Sun Trust IV Debentures") of the Company. Sun Trust IV Debentures are unsecured and rank subordinate and junior in right of payment to all indebtedness, liabilities and obligations of the Company, except that they rank *pari passu* with Sun Trust II and Sun Trust III Debentures described above. Sun Trust IV Debentures represent the sole assets of Sun Trust IV. Interest on Sun Trust IV Preferred Securities is cumulative and payable quarterly in arrears. The Company has the right to optionally redeem Sun Trust IV Debentures prior to the scheduled maturity date of October 7, 2032, at 100% of the stated liquidation amount, plus accrued and unpaid distributions, if any, to the redemption date. Under the occurrence of certain events, the Company may redeem in whole, but not in part, Sun Trust IV Debentures prior to July 7, 2007. Proceeds from any redemption of Sun Trust IV Debentures would cause a mandatory redemption of Sun Trust IV Capital Securities having an aggregate liquidation amount equal to the principal amount of Sun Trust IV Debentures redeemed.

Under the terms of the Sun Trust II Debentures, the Sun Trust III Debentures and the Sun Trust IV Debentures (the "Debentures"), the Company has the right, with certain limitations, to defer the payment of interest on the Debentures at any time for a period not exceeding twenty consecutive quarterly periods, ten consecutive semi-annual periods and twenty consecutive quarterly periods, respectively. Consequently, distributions to the holders of the Sun Trust II Preferred Securities would be deferred and accumulate at 8.875% per annum. Distributions to the holders of the Sun Trust III Preferred Securities would be deferred and accumulate at a variable rate, compounded semi-annually. Distributions to the holders of the Sun Trust IV Preferred Securities would be deferred and accumulate at a variable rate, compounded quarterly.

During 2002, the Company repurchased 1,300 shares of Sun Trust II preferred securities for approximately $13,000. During 2000, the Company repurchased 22,800 shares of Sun Trust II preferred securities for approximately $228,000.

Sun Trust II, Sun Trust III and Sun Trust IV are wholly owned subsidiaries of the Company, have no independent operations and issued securities that contained a full and unconditional guarantee of their parent, the Company.

26. CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

The condensed financial statements of Sun Bancorp, Inc. are as follows:

Condensed Statements of Financial Condition

December 31,	2002	2001
Assets		
Cash	$ 6,382	$ 1,809
Investments in subsidiaries	195,385	183,355
Accrued interest and other assets	5,848	4,490
Total	$207,615	$189,658
Liabilities and Shareholders' Equity		
Other liabilities	$ 864	$ 557
Total liabilities	864	557
Guaranteed preferred beneficial interest in Company's subordinated debt	61,128	59,141
Shareholders' Equity	145,623	129,960
Total	$207,615	$189,658

Condensed Statements of Income

For the Years Ended December 31,	2002	2001	2000
Net interest expense	$(4,633)	$(5,438)	$(5,437)
Management fee	2,280	4,327	3,452
Other expenses	(2,133)	(4,374)	(3,369)
Loss before equity in undistributed income of subsidiaries and income tax expense	(4,486)	(5,485)	(5,354)
Equity in undistributed income of subsidiaries	14,864	6,813	14,134
Income tax expense	0	0	0
Net income	$10,378	$ 1,328	$ 8,780

Condensed Statements of Cash Flows

For the Years Ended December 31,	2002	2001	2000
Operating activities:			
Net income	$ 10,378	$ 1,328	$ 8,780
Adjustments to reconcile net income to net cash used in operating activities—			
Undistributed income of subsidiaries	(14,864)	(6,813)	(14,134)
Changes in assets and liabilities which (used) provided cash:			
Accrued interest and other assets	(1,358)	(1,293)	(604)
Accounts payable and accrued expenses	307	278	143
Net cash used in operating activities	(5,537)	(6,500)	(5,815)
Investing activities—			
Dividends from subsidiary	8,015	5,916	5,486
Net cash provided by investing activities	8,015	5,916	5,486
Financing activities:			
Proceeds from other borrowings	25,000		
Repayment of other borrowings	(25,000)		
Proceeds from issuance of Trust Preferred Securities	30,000		
Redemption of Trust Preferred Securities	(28,000)		
Exercise of stock options	784	670	898
Proceeds from issuance of common stock	376	187	14
Repurchase of guaranteed preferred beneficial interest in Company's subordinated debt	(13)		(511)
Purchase of treasury stock	(1,046)		
Payments for fractional interests resulting from stock dividend	(6)	(4)	(17)
Net cash provided by financing activities	2,095	853	384
Increase in cash	4,753	269	55
Cash, beginning of year	1,809	1,540	1,485
Cash, end of year	$ 6,382	$ 1,809	$ 1,540

27. SUBSEQUENT EVENT

On March 19, 2003, the Company's Board of Directors declared a 5% stock dividend, payable on April 21, 2003, to shareholders of record on April 7, 2003.

28. SUMMARIZED QUARTERLY FINANCIAL DATA (UNAUDITED)

The following table presents summarized quarterly data for each of the last two years restated for stock dividends (amounts are in thousands, except per share amounts). As required by SFAS No. 147, the Company retroactively ceased amortization of goodwill beginning as of January 1, 2002 and restated earnings for the quarterly periods ended March 31, 2002, June 30, 2002 and September 30, 2002.

Three Months Ended	December 31,	September 30,	June 30,	March 31,
2002				
Interest income	$27,690	$28,971	$28,615	$27,618
Interest expense	10,962	12,124	12,167	12,603
Net interest income	16,728	16,847	16,448	15,015
Provision for loan losses	990	1,000	1,110	1,075
Other operating income	3,861	3,259	3,257	2,801
Other expenses	15,371	15,062	14,851	13,681
Income before income taxes	4,228	4,044	3,744	3,060
Income taxes	1,336	1,268	1,171	923
Net income, as reported	2,892	2,776	2,573	2,137
Goodwill amortization, net of tax		544	544	544
Adjusted net income	2,892	2,232	2,029	1,593
Less: Trust Preferred issuance costs write-off			777	
Net income available to common shareholders	$ 2,892	$ 2,232	$ 1,252	$ 1,593
Basic earnings per share	$ 0.26	$ 0.20	$ 0.11	$ 0.14
Goodwill amortization, net of tax		0.05	0.05	0.05
Adjusted basic earnings per share	$ 0.26	$ 0.25	$ 0.16	$ 0.19
Diluted earnings per share	$ 0.25	$ 0.19	$ 0.10	$ 0.14
Goodwill amortization, net of tax		0.05	0.05	0.05
Adjusted diluted earnings per share	$ 0.25	$ 0.24	$ 0.15	$ 0.19
2001				
Interest income	$28,005	$31,024	$32,828	$34,968
Interest expense	14,070	17,058	18,468	20,471
Net interest income	13,935	13,966	14,360	14,497
Provision for loan losses	410	2,345	3,744	1,296
Other operating income	2,814	2,831	2,637	2,234
Other expenses	14,871	15,090	14,391	13,643
Income (loss) before income taxes	1,468	(638)	(1,138)	1,792
Income taxes (benefit)	423	(300)	(477)	510
Net income (loss)	$ 1,045	$ (338)	$ (661)	$ 1,282
Basic earnings per share	$ 0.09	$ (0.03)	$ (0.06)	$ 0.12
Diluted earnings per share	$ 0.09	$ (0.03)	$ (0.06)	$ 0.12

Basic and diluted earnings per share are computed independently for each of the quarters presented. Consequently, the sum of the quarters may not equal the annual earnings per share.

* * * * *

Price Range of Common Stock and Dividends

Shares of the Company's common stock have been quoted on the Nasdaq National Market under the symbol "SNBC" since November 1997. From August 1996 to November 1997, the Company's common stock was quoted on the Nasdaq Small Cap Market. The following table sets forth the high and low closing sale prices (adjusted for stock dividends) for the common stock for the calendar quarters indicated, as published by the Nasdaq Stock Market. The prices reflect inter-dealer prices, with retail markup, markdown, or commission, and may not represent actual transactions.

	High	Low
2002		
Fourth Quarter	**$14.50**	**$12.73**
Third Quarter	**14.00**	**10.01**
Second Quarter	**14.70**	**12.57**
First Quarter	**12.94**	**9.86**
2001		
Fourth Quarter	$10.86	$9.00
Third Quarter	13.33	9.75
Second Quarter	10.00	7.11
First Quarter	8.79	6.80

There were 373 holders of record of the Company's common stock as of March 21, 2003. This number does not reflect the number of persons or entities who held stock in nominee or "street" name through various brokerage firms. At March 21, 2003, there were 11,186,561 shares of the Company's common stock outstanding.

The Company paid 5% stock dividends on May 23, 2002, June 13, 2001 and June 21, 2000. To date, the Company has not paid cash dividends on its common stock. Future declarations of dividends by the Board of Directors would depend upon a number of factors, including the Company's and the Bank's financial condition and results of operations, investment opportunities available to the Company or the Bank, capital requirements, regulatory limitations, tax considerations, the amount of net proceeds retained by the Company and general economic conditions. No assurances can be given, however, that any dividends will be paid or, if payment is made, will continue to be paid.

The ability of the Company to pay cash dividends is dependent upon the ability of the Bank to pay dividends to the Company. Because the Bank is a depository institution insured by the Federal Deposit Insurance Corporation ("FDIC"), it may not pay dividends or distribute capital assets if it is in default on any assessment due the FDIC. In addition, the Office of the Comptroller of the Currency regulations impose certain minimum capital requirements that affect the amount of cash available for the payment of dividends by the Bank. Under Federal Reserve policy, the Company is required to maintain adequate regulatory capital and is expected to act as a source of financial strength to the Bank and to commit resources to support the Bank in circumstances where it might not do so absent such a policy. This policy could have the effect of reducing the amount of cash dividends declarable by the Company.

Additional information: *The Company's Annual report on Form 10-K (excluding exhibits) for the fiscal year ended December 31, 2002 is available without charge upon written request to Sun Bancorp, Inc. Shareholder Relations, 226 Landis Avenue, Vineland, NJ 08360.*

Corporate Directory

SUN BANCORP, INC. and SUN NATIONAL BANK

Directors

Bernard A. Brown

Thomas A. Bracken

Ike Brown

Jeffrey S. Brown

Sidney R. Brown

Peter Galetto, Jr.

Linwood C. Gerber

Douglas J. Heun, CPA

Anne E. Koons

Vito J. Marseglia

Alfonse M. Mattia, CPA

George A. Pruitt, Ph.D.

Anthony Russo, III

Edward H. Salmon, Ph.D.

John D. Wallace

SUN BANCORP, INC.

Executive Management

Bernard A. Brown
Chairman of the Board

Sidney R. Brown
Vice Chairman of the Board

Thomas A. Bracken
President and CEO

Dan A. Chila, CPA
Executive Vice President and CFO

SUN NATIONAL BANK

Executive Management

Bernard A. Brown
Chairman of the Board

Thomas A. Bracken
President and CEO

Dan A. Chila, CPA
Executive Vice President, Cashier and CFO

A. Bruce Dansbury
Executive Vice President

John P. Neary
Executive Vice President

Louis J. Pellicori
Executive Vice President

Bart A. Speziali
Executive Vice President

Thomas J. Holt
Senior Vice President

Thomas J. Townsend
Senior Vice President

Sandy Wandelt
Senior Vice President

Senior Vice Presidents
Dorothy Antrim
Stephen Brolly, CPA
James Erickson
Duncan Farquhar
Susanne Kelleher
David Leney
Edward Madden
Richard Stoudt

Banking Groups
Mercer, Middlesex,
Somerset, Hunterdon
Bradley Fouss—
RVP/Commercial Banking Division
Darryl Spence—
RVP/Community Banking Division

Burlington, Camden,
Gloucester, Philadelphia
Steven Prokop—
RVP/Commercial Banking Division
Diana DeRocco—
RVP/Business Banking Division
Betty Shepard—
RVP/Community Banking Division

New Castle
James Flanders—
RVP/Commercial Banking Division
William McDonald, III—
RVP/Community Banking Division

Monmouth, Ocean
Thomas Ando—
RVP/Commercial Banking Division
Dianne Talbot—
RVP/Business Banking Division
Denise Saporito—
RVP/Community Banking Division

Atlantic, Cape May,
Cumberland, Salem
Russell Gillespie—
RVP/Commercial Banking Division
Reid Nylander—
RVP/Business Banking Division
Michelle Burman—
RVP/Community Banking Division

Vice Presidents
Alan Bard
Robert Bender
Wilbur Bennett, Jr.
William Betty
B. Knoll Bowman
James Brown
William Bugdon
Joseph Canosa
Rosemarie Carrafiello
Brian Clarey
Frank Constantino
Mary Davis
Robert Davis, Jr.
Roland Dey
John Dickerson
Richard Embley, Jr.
Bruce Engle
Bessie Evans
Sandra Ferrarie
Dennis Flannery
Barbara Fouss
Babette Gallagher
Amy Gerasimowicz
Sharon Giddes
Cosmo Giovinazzi
Paul Glanville
James Glosson
Mariluz Gonzalez
John Hall
John Hancq
Barbara Hawryliw
Susan Hoffman
Brent Howard
Tina Kaufman
Thomas Kelly
Larry Kramli
Thomas Lanigan
Robert LaPalomento
Michael LaPlante, CPA
Frank Leis
Paul Lombard
Sharon Lordi
William MacDonald
Larry Makela
Edward Malandro
James Martin
Susan McGowan
John Monell
Veronica Morey
William Moyer
Sally Niece
Bette Nuss
Louise O'Donnell
Henry Obergfell
James Pappas
Edward Pastorius
John Piazza, Sr.
Michele Powelczyk
Alexander Priest
Matthew Reilly
James Robson
Richard Ruehle
Holly Ryan
Diane Sacco
Louis Sacco
Jan Sanger
Michael Segeren
Margaret Sepp
John Skoglund, Jr.
Robert Turkington
Judi Tyndall
Peter Villa
Gerald Vitelli
Diane Wagner
John Watkins
Ann Wigglesworth
Chris Wolf

Assistant Vice Presidents
Etta Barbera
Margaret Battaglia
Lucia Bellomia
Sharon Biondi
Erika Bonsanto
John Bullen
Ronald Burnett
Anthony Cannistraci
Alfred Carignan
Charles Check
Janet Clark
Richard Clarke
Cathy Coomes
Ruthanne Cox-Shumski
Catherine Crosby
Ernest Current, Jr.
Kathy Ditschman
Darlene Driscoll
Paul Ekstrom
John Ferko, Jr.
Marie Ghazarian
William Glass
Elizabeth Giovacchini
Sandra Golaszewski
Bernadette Grygielko
Bruce Hiller
Nichol Hoff
Barbara Hornman
Javier Hurtado
Mark Iannarella
Louis (Steve) Jermyn
John Jordan
Cheryl Kaine
Wendy (Barbara) Kelly
Elizabeth Koliba
Angela Kowalski
Michael Liebner
Todd Lightcap
Mary Longo
Kevin Loughlin
Bernard Maloney, Jr.
David MacKinnon
Donna McGray
Denise Milazzo
Nino Mevoli
Anthony Mignone
Michael Millar
Priscilla Miller
Darren Mitchell
Fern Montesano
Brian Myers
Patricia Nelson
Nicki Paloni
Robert Peacock, Jr.
Robert Peltier
James Pio, CPA
Jeannette Piracci
Jayne Richmond
David Riippa
Cheryl Roberts
Crystal Roddy
Gary Rossi
Joseph Salvatore
Carla Seibert
Catherine Sheller
Diane Slover
Debra Spitalieri
Danette Stenton
Eva Teller
Lisa Varesio
Marion Veneziale
Pauline Vitola
Constance Waszen
James Waters
Joccola Williams
Linda Williams
Susan Williams
Jo Ellen Wlazlowski
Lan Wong
Radine Young
Mary Jean Zuest

Assistant Cashiers
Enid Agosto
Patricia (Patsy) Bianca
Joanne Brown
Karen Butler
Maria Carey
Aimee Cervini
Venugopal Chakravarthy
Toby Chiasson
Shirley Cione
Colleen Coia
Kevin Evans
Edward Fries
Darlene Harris
Michelle Kennedy
Nancy Kowalski
Marguerite Leone
Anthony Leva
Ana Manzano-Cruz
Julian McCarthy
Kimberly Nichols
David Nowakowski
Michelle Orazi
Theresa Paxton
Mary Pfirman
Vitalba Preziosi
Linda Ranagan
Gary Reader
Barbara Rider
Alison Seiler
Nancy Shelton
Pat Smith
Sandra Turner
Patricia Webb
Jeffrey Wills

Community Banking Officers
Adriana D'Italia
Jose Martinez
Colleen McConnell
Kay Ott
Marcia Park
Margarida Pereira
Judith Reynolds
Lillian Rydzewski
Carol Scotti
Dian Selleck
Michelle Vigil
Jennifer Watson
Charlotte Wigglesworth
Beverly Wright

Advisory Board Members

SOUTHERN
Lester M. Argus
Dominick P. Baruffi, II
Curtis Bashaw
Bruno Basile
Albert Beers
James Bennett
Fred J. Bernardini, Sr.
Arthur R. Brown, Jr.
Anthony D. Buonadonna, Esq.
Flora M. Castillo
Ginger L. Chase
Greg Coffey
Daniel Cohen
Joseph Continisio, Jr.
Curtis Corson
F. Gordon Craig
Susan Delanzo
Joseph M. DiNicola, Esq.
James D. Donnelly, Esq.
Albert Donzanti
Joseph S. Franco
Carl R. Gaskill
Richard T. Gerber
Michael Goloff, CPA
Carmen T. Grasso
Harry E. Hearing, CPA
William Kindle
John A. Kugler
Thomas J. Kuhar
David Levitsky
Aldaberto Lopez
Antonio Lopez, DMD
Russell Lucca
Richard S. Mairone, Esq.
David G. Manders
Kevin P. McCann, Esq.
James J. McCullough
Carlo Melini
Andrew Miller
George Mortellite, Jr.
Vince Orlando
Thomas Parente
Robert Polisano
Frank Rich, Jr.
Malcolm Robertson
Ronald G. Rossi
Thomas L. Scott
Walter Shoczolek
Bonnie Spector
Martin Spector
Michael L. Testa, Esq.
Lewis Thompson, RMC, CMC
Richard Traa
Ernie Utsch, III
Edward Viano
Scott J. Zucca

WESTERN
Jonathan Abraham
David J. Adelman
Fred S. Berlinsky
Richard B. Charny, Esq.
Gene DiMedio
Ronald L. Dubrow, CPA
Michael P. Edmondson
Gary S. Green, Esq.
William Green
Philip E. Haines, Esq.
Edward Hutchinson
Eric Johnson
Clyde N. Lattimer
Joel B. Martin, CPA
Vicki McCall, PC
Robert Meyer
David A. Nolt
Jerome C. Pontillo, Esq.
Tony Tolerico
Ron Venuto
Dolores White

DELAWARE
Kevin P. Finn
Gary Greenhawk
Raye Jones-Avery
Daniel R. Losco
Lynn Nathan
John C. Riggins
Lori Van Sickle
Anthony R. Williams

EASTERN
Warren S. Beebe, Jr., CPA
James Bourke, CPA
Michael Bruno, Esq.
John Calabrese, CPA
Joseph Castelluci, Esq.
Raymond Ciccone, CPA
Stephen M. Cors
Don Cowan, CPA
Clement Crea
Michael DuPont
H. Dan Harris, CPA
Francis Kelly, MD
Alan M. Klatsky, Esq.
Robert Lange
Jeff Livingston
Joseph T. Mezzina
Anne Nachman
Philip E. San Filippo, Esq.
Wayne Tessler, CPA
Mike Winters, CPA

NORTHERN
Gerard Abbatista, CPA
Elizabeth A. Allen
Michael D. Briehler
Donald Driggers, Esq.
Michael S. Feit
Sharon Harrington
John A. Horvath, CPA
Harold R. Levenson, CPA
Joseph L. Mazotas
Wendy McNeil
Alan Meinster
Howard J. Mimnaugh, CPA
Thomas Suarez, CPA
P.K. Vasudevan, CPA
Donald B. Veix, Jr., Esq.
Paul Watter, Esq.

Sun Community Banking Center Locations

SOUTHERN REGION

Linwood Headquarters
599 New Road
Linwood, New Jersey 08221
(609) 927-9191

Vineland Headquarters
401 Landis Avenue
Vineland, New Jersey 08360
(856) 205-0700

Atlantic County

2028 Atlantic Avenue
Atlantic City, New Jersey 08401
(609) 345-8272

3900 Atlantic Avenue
Brigantine, New Jersey 08203
(609) 266-2100

3100 Hingston Avenue
Egg Harbor Twp., New Jersey
08234
(609) 272-8200

12th Street & First Road
Hammonton, New Jersey 08037
(609) 567-5880

903 Boulevard, Route 50
Mays Landing, New Jersey 08330
(609) 625-9152

521 New Road
Somers Point, New Jersey 08244
(609) 653-8200

5312 Atlantic & Surrey Avenues
Ventnor, New Jersey 08406
(609) 487-3680

Cape May County

941 Columbia Avenue
Cape May, New Jersey 08204
(609) 898-2120

103 North Main Street
Cape May Court House,
New Jersey 08210
(609) 463-1341

71 Route 50
Greenfield, New Jersey 08230
(609) 390-3418

108 Roosevelt Boulevard
Marmora, New Jersey 08223
(609) 390-3529

1900 New Jersey Avenue
North Wildwood, New Jersey 08260
(609) 729-3981

4415 Landis Avenue
Sea Isle City, New Jersey 08243
(609) 263-4400

2201 Route 50
Tuckahoe, New Jersey 08250
(609) 628-2662

5611 New Jersey Avenue
Wildwood Crest, New Jersey 08260
(609) 523-2420

Cumberland County

15 South Laurel
Bridgeton, New Jersey 08302
(856) 455-8305

1026 High Street
Millville, New Jersey 08332
(856) 293-0800

904 West Main Street
Millville, New Jersey 08332
(856) 293-9330

321 South High Street
Millville, New Jersey 08332
(856) 293-0154

1736 Main Street
Port Norris, New Jersey 08349
(856) 785-1565

1164 East Landis Avenue
Vineland, New Jersey 08360
(856) 205-0900

Salem County

270 Georgetown Road
Carney's Point, New Jersey 08069
(856) 299-5770

175 West Broadway
Salem, New Jersey 08079
(856) 935-6560

8 North Main Street
Woodstown, New Jersey 08098
(856) 769-2466

Sun Community Banking Center Locations
WESTERN REGION

Headquarters
209 Barclay Pavilion East
(on Route 70)
Cherry Hill, New Jersey 08034
(856) 857-9882

Burlington County

1 Lakehurst & Clubhouse Roads
Browns Mills, New Jersey 08015
(609) 735-2801

380 South Lenola Road
Maple Shade, New Jersey 08052
(856) 222-0200

491 Route 73
Marlton, New Jersey 08053
(856) 489-3140

99 Hartford Road
Medford, New Jersey 08055
(609) 654-7600

15-17 Scott Street
Riverside, New Jersey 08075
(856) 461-0461

Camden County

2260 Route 70 West
Cherry Hill, New Jersey 08002
(856) 910-2424

1402 Brace Road
Cherry Hill, New Jersey 08034
(856) 616-9882

1280 Blackwood Clementon Road
Clementon, New Jersey 08021
(856) 784-4242

430 Gibbsboro Road
Lindenwold, New Jersey 08021
(856) 346-3800

47 Centre Street
Merchantville, New Jersey 08109
(856) 662-3800

2 South White Horse Pike
Somerdale, New Jersey 08083
(856) 782-6533

Gloucester County

#6 Village Center Drive (Beckett)
Swedesboro, New Jersey 08085
(856) 467-2111

Philadelphia County, Pennsylvania

1701 Market Street
Philadelphia, Pennsylvania 19103
(215) 814-9060

Sun Community Banking Center Locations
NORTHERN REGION

Headquarters
47 Princeton-Hightstown Road
West Windsor, New Jersey 08550
(609) 750-1111

Hunterdon County

616 Milford-Warren Glen Road
(Holland)
Milford, New Jersey 08848
(908) 995-0460

Mercer County

140 Mercer Street
Hightstown, New Jersey 08520
(609) 918-1283

64 East Broad Street
Hopewell, New Jersey 08525
(609) 333-0890

2673 Main Street
Lawrenceville, New Jersey 08648
(609) 620-9770

1 North Main Street
Pennington, New Jersey 08534
(609) 730-1996

226 South Broad Street
Trenton, New Jersey 08608
(609) 392-3300

Chambers Street & Forest Avenue
Trenton, New Jersey 08611
(609) 396-1900

1660 North Olden Avenue (Ewing)
Trenton, New Jersey 08638
(609) 530-9653

411 Route 33 (Hamilton Square)
Trenton, New Jersey 08619
(609) 890-7447

Middlesex County

3534 Route 27
Kendall Park, New Jersey 08824
(732) 297-1927

2 Village Boulevard
Princeton, New Jersey 08540
(609) 987-8809

Somerset County

1185 Route 206 (Rocky Hill)
Montgomery Twp.,
New Jersey 08540
(609) 497-0500



Sun Community Banking Center Locations

EASTERN REGION

Tuckerton Headquarters
540 Route 9
Tuckerton, New Jersey 08087
(609) 296-1700

Red Bank Headquarters
170 Broad Street
Red Bank, New Jersey 07701
(732) 224-8998

Monmouth County

158 Wyckoff Road
Eatontown, New Jersey 07724
(732) 542-4800

68 East Main Street
Freehold, New Jersey 07728
(732) 683-9060

4074 Route 9
Howell, New Jersey 07731
(732) 961-0544

240 Parker Road
Manasquan, New Jersey 08736
(732) 292-0881

Ocean County

311 South Main Street
Barnegat, New Jersey 08005
(609) 698-4300

2064 West County Line Road
Jackson, New Jersey 08527
(732) 961-1535

504 Route 9
Lanoka Harbor, New Jersey 08734
(609) 242-8044

525 Route 72 East
Manahawkin, New Jersey 08050
(609) 597-1800

689 Radio Road
Mystic Island, New Jersey 08087
(609) 296-1773

1211 Long Beach Boulevard
Ship Bottom, New Jersey 08008
(609) 361-8011

601 Route 37 West, Suite 300
Toms River, New Jersey 08757
(732) 240-2922

200 Lacey Road
Whiting, New Jersey 08759
(732) 716-1393

Sun Community Banking Center Locations

DELAWARE REGION

Headquarters
1300 Market Street
Wilmington, Delaware 19801
(302) 254-3563

New Castle County, Delaware

1101 Governor's Place
Bear, Delaware 19701
(302) 392-4221

145 Clinton Avenue
Delaware City, Delaware 19706
(302) 838-7840

2080 New Castle Avenue
New Castle, Delaware 19720
(302) 254-3569

Liberty Plaza—Possum Park Mall
700 Kirkwood Highway
Newark, Delaware 19711
(302) 224-3382

One Christina Centre
301 North Walnut Street
Wilmington, Delaware 19801
(302) 254-3560

4401 Concord Pike
Wilmington, Delaware 19803
(302) 334-4091

1800 W. 4th Street
Wilmington, Delaware 19805
(302) 254-3566


"Our mission is
uncompromising...
to be the
Premier
Community
Bank
in every community
we serve"

Tom Bracken
President & CEO

1 We continue to refine our service-delivery system... sharpening efficiency & responsiveness in our 3 clearly-focused Divisions:

Commercial BANKING



Serving the specialized needs of larger businesses with revenues in excess of $5 million and credit needs of over $1.5 million - plus Commercial/ Construction Lending, Cash Management Services and Government Banking... providing an unequaled level of *responsiveness* and a commitment to build *relationships*.

Small Business BANKING



Small business is the cornerstone of our bank. We know small business - providing specialized services and enhanced deposit products for companies with revenues up to $5 million and credit needs up to $1.5 million - plus Equipment Leasing and Small Business Administration (SBA) Lending.

Community BANKING



This Division includes our 3-state network of Community Banking Centers plus all the services to support our local Relationship Managers - Consumer Lending and Residential Mortgages, the Customer Call Center, ATM Network and Product Development.



We are energized by customer response to our decentralizing authority-placing management team in 5 Regional Banking Groups

Close to customers... with resources and local decision-making authority - each Regional Banking Group operating as a *local* community bank to serve local customers in local communities... and build lasting relationships.

Regional Teams
Hunterdon
Somerset
Middlesex
Mercer
Monmouth
Philadelphia
Ocean
Burlington
Gloucester
Camden
New Castle
Salem
Atlantic
Cumberland
Cape May

We build lasting relationships customers value.

3 From regional headquarters, these experienced teams coordinate services to support our local Community Banking Centers

Highly experienced local lenders and Relationship Managers know the area and work as a *team* with local Community Banking Center staff to build lasting relationships with every customer - business or individual.

This is *21st Century Community Banking...* and Sun is leading the way.
There truly is a difference between banks.

Our commitment to be the Premier Community Bank, the *bank of choice*, in your community and in every community we serve, is total and uncompromising.

We welcome the opportunity to show you the Sun Difference.


Sun National Bank
Sun National Bank
Sun National Bank

Nasdaq: SNBC

EQUAL HOUSING LENDER

Member FDIC

A PROGRESS REPORT

Fast Forward 2002/2003

Review the enclosed CD-ROM for a report on our progress during 2002, as well as our direction for 2003 and beyond... including management's perspective on video.

VIDEO


Tom Bracken
President & CEO

VIDEO


Dan Chila
Executive Vice President
Chief Financial Officer

VIDEO


Bart Speziali
Executive Vice President
Commercial Banking

VIDEO


Bruce Dansbury
Executive Vice President
Small Business Banking

VIDEO


Sue Kelleher
Senior Vice President
Dir. of Branch Mgmt.

VIDEO


Tom Holt
Senior Vice President
Financial Services Division

VIDEO


J. Sands Wandelt
Senior Vice President
Dir. of Human Resources

For more on the Sun story, visit our new, expanded website:

www.sunnb.com


RELATIONSHIP

To achieve our mission...

New thinking was needed... We had to redefine how a large bank, with the resources to deliver the sophisticated, high-tech products and services customers want, can also deliver genuine up-close-and-personalized service to local customers in local communities.

It can only happen if decision-makers are close to customers, know the area well, and are active in the life and business of local communities.

Sun has created a unique service-delivery system that enables our outstanding, dedicated staff to deliver what an eager banking public wants... true **RELATIONSHIP BANKING** – locally focused, locally sensitive.

This is Sun.
It's what we stand for.
It's who we are.


Sun
National Bank

226 Landis Avenue
Vineland, NJ 08360
www.sunnb.com
1-800-691-7701

Redefining the Community Bank for a new century...

(CD-ROM enclosed)


A PROGRESS REPORT


RELATIONSHI
Redefining the
Community Bank
for a new century...
A progress
report
Sun
National Bank
Sun
National Bank


Sun
Bancorp, Inc.

226 Landis Avenue, Vineland, New Jersey 08360
www.sunnb.com • Nasdaq: SNBC